SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

Item
1.	Financial Statements as of June 30, 2016.

FINANCIAL STATEMENTS AS OF JUNE 30, 2016

BALANCE SHEETS AS OF

JUNE 30, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

Stated in thousands of pesos

ASSETS:	06-30-16	12-31-15

A. CASH AND DUE FROM BANKS:
Cash	5,028,191	5,067,105
Due from banks and correspondents	21,484,719	22,875,512

Argentine Central Bank (BCRA)	20,627,635	22,559,675
Other local	2,187	1,094
Foreign	854,897	314,743

	26,512,910	27,942,617

B. GOVERNMENT AND PRIVATE SECURITIES:
Holdings booked at fair value (Exhibit A)	4,241,363	3,220,093
Holdings booked at amortized cost (Exhibit A)	38,502	164
Instruments issued by the BCRA (Exhibit A)	16,934,190	11,086,580
Investments in listed private securities (Exhibit A)	222	174

Less: Allowances (Exhibit J)	217	212

	21,214,060	14,306,799

C. LOANS:
To government sector (Exhibits B, C and D)	83,654	66,799

To financial sector (Exhibits B, C and D)	2,262,323	2,268,418

Interfinancial – (Call granted)	190,000	75,000
Other financing to local financial institutions	1,778,847	1,877,417
Interest and listed-price differences accrued and pending collection	293,476	316,001

To non financial private sector and residents abroad (Exhibits B, C and D)	63,128,673	53,738,986

Overdraft	10,098,420	6,739,426
Discounted instruments	8,596,864	9,559,666
Real estate mortgage	1,992,813	2,122,955
Collateral Loans	2,621,010	2,598,855
Consumer	7,582,330	7,343,932
Credit cards	19,420,755	18,322,958
Other	11,994,773	6,397,281
Interest and listed-price differences accrued and pending collection	1,029,423	870,278
Less: Interest documented together with main obligation	207,715	216,365

Less: Allowances (Exhibit J)	1,383,707	1,079,625

	64,090,943	54,994,578

Carried Forward	111,817,913	97,243,994

	06-30-16	12-31-15

Brought forward	111,817,913	97,243,994

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	1,112,653	926,177
Amounts receivable for spot and forward sales to be settled	5,854,636	1,108,744
Instruments to be received for spot and forward purchases to be settled (Exhibits O)	2,135,307	1,117,655
Unlisted corporate bonds (Exhibits B. C and D)	203,212	200,894
Non-deliverable forward transactions balances to be settled	2,185	25,895
Other receivables not covered by debtor classification regulations	2,097	—,—
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	318,674	309,965

Less: Allowances (Exhibit J)	3,874	3,789

	9,624,890	3,685,541

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibits B, C and D)	2,173,164	2,334,770
Interest accrued pending collection (Exhibits B. C and D)	27,467	27,937

Less: Allowances (Exhibit J)	27,998	28,414

	2,172,633	2,334,293

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions (Exhibit E)	606,271	577,669
Other (Note 5.a.) (Exhibit E)	301,678	293,670

Less: Allowances (Exhibit J)	5	5

	907,944	871,334

G. OTHER RECEIVABLES:
Other (Note 5.b.)	2,775,001	2,687,542
Other interest accrued and pending collection	559	671

Less: Allowances (Exhibit J)	571,618	323,721

	2,203,942	2,364,492

H. PREMISES AND EQUIPMENT (Exhibit F):	1,135,310	1,101,450

I. OTHER ASSETS (Exhibit F):	1,814,722	1,520,626

J. INTANGIBLE ASSETS (Exhibit G):
Organization and development expenses	272,206	236,598

	272,206	236,598

K. SUSPENSE ITEMS:	8,458	7,645

TOTAL ASSETS:	129,958,018	109,365,973

(Cont.)

BALANCE SHEETS AS OF

JUNE 30, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

Stated in thousands of pesos

LIABILITIES:	06-30-16	12-31-15

L. DEPOSITS (Exhibits H and I):
Government sector	7,376,936	3,116,576

Financial sector	144,672	94,643

Non financial private sector and residents abroad	85,229,099	73,581,244

Checking accounts	17,364,448	18,197,517
Savings deposits	29,608,634	22,466,792
Time deposits	35,617,890	31,101,100
Investments accounts	85,591	34,807
Other	1,900,688	1,271,170
Interest and listed-price differences accrued payable	651,848	509,858

	92,750,707	76,792,463

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (Exhibit I)	36,917	49,042

Other	36,917	49,042

Banks and International Institutions (Exhibit I)	419,789	1,386,931
Unsubordinated corporate bonds (Exhibit I)	1,369,988	1,734,024
Amounts payable for spot and forward purchases to be settled	1,913,947	1,112,631
Instruments to be delivered for spot and forward sales to be settled (Exhibit O)	6,215,669	1,237,890
Financing received from Argentine financial institutions (Exhibit I)	—,—	43,139

Other financing from local financial institutions	—,—	43,000
Interest accrued payable	—,—	139
Non-deliverable forward transactions balances to be settled	225,139	1,116,953
Other (Note 5.c.) (Exhibit I)	6,211,605	7,566,082
Interest and listed-price differences accrued payable (Exhibit I)	59,015	78,111

	16,452,069	14,324,803

N. OTHER LIABILITIES:
Dividends payable	900,000	400,000
Other (Note 5.d.)	3,760,631	3,099,770

	4,660,631	3,499,770

O. ALLOWANCES (Exhibit J):	1,096,110	986,030

P. SUSPENSE ITEMS:	53,796	46,544

TOTAL LIABILITIES:	115,013,313	95,649,610

STOCKHOLDERS’ EQUITY: (as per the related statements of changes in stockholders’ equity)	14,944,705	13,716,363

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	129,958,018	109,365,973

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	06.30.16	12.31.15

DEBIT ACCOUNTS

Contingent
Guaranties received	19,797,287	16,925,557
Contra contingent debit accounts	1,187,773	1,558,329

	20,985,060	18,483,886

Control
Receivables classified as irrecoverable	808,903	690,936
Other (Note 5.e.)	179,374,422	116,961,962
Contra control debit accounts	3,458,988	2,524,692

	183,642,313	120,177,590

Derivatives (Exhibit O)
“Notional” amount of non-deliverable forward transactions	3,023,487	5,809,784
Interest rate swap	1,169,514	963,368
Contra derivatives debit accounts	4,377,400	5,843,638

	8,570,401	12,616,790

TOTAL	213,197,774	151,278,266

CREDIT ACCOUNTS

Contingent
Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	102,179	327,251
Guaranties provided to the BCRA	151,500	102,603
Other guaranties given covered by debtor classification regulations (Exhibits B, C and D)	240,013	342,972
Other guaranties given non covered by debtor classification regulations	309,394	273,808
Other covered by debtor classification regulations (Exhibits B, C and D)	384,687	511,695
Contra contingent credit accounts	19,797,287	16,925,557

	20,985,060	18,483,886

Control
Items to be credited	1,613,902	1,369,765
Other	1,845,086	1,154,927
Contra control credit accounts	180,183,325	117,652,898

	183,642,313	120,177,590

Derivatives (Exhibit O)
“Notional” amount of non-deliverable forward transactions	4,377,400	5,843,638
Contra credit derivatives accounts	4,193,001	6,773,152

	8,570,401	12,616,790

TOTAL	213,197,774	151,278,266

The accompanying notes 1 through 21 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF INCOME FOR THE SIX MONTHS PERIODS

ENDED JUNE 30, 2016 AND 2015

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	06-30-16	06-30-15
A. FINANCIAL INCOME
Interest on loans to the financial sector	298,337	272,744

Interest on overdraft	1,618,562	980,104

Interest on discounted instruments	1,042,783	626,084

Interest on real estate mortgage	202,000	141,885

Interest on collateral loans	296,714	206,779

Interest on credit card loans	1,990,135	1,326,418

Interest on other loans	1,912,239	1,520,042

Interest on other receivables from financial transactions	247	108

Interest on financial leases	218,429	181,397

Income from secured loans - Decree 1387/01	18,892	7,509

Net income from government and private securities	2,452,335	1,514,235

Indexation by benchmark stabilization coefficient (CER)	310,254	97,529

Gold and foreign currency exchange difference	697,908	225,971

Other	323,349	159,265

	11,382,184	7,260,070

B. FINANCIAL EXPENSE
Interest on savings deposits	16,978	9,692

Interest on time deposits	4,024,440	2,261,254

Interest on interfinancial financing (call borrowed)	16,318	7,198

Interest on other financing from financial institutions	88	2

Interest on other liabilities from financial transactions	272,867	215,201

Other interest	2,362	3,259

Indexation by CER	232	27

Contribution to the deposit guarantee fund	162,549	182,565

Other	717,866	401,547

	5,213,700	3,080,745

GROSS INTERMEDIATION MARGIN - GAIN	6,168,484	4,179,325

C. ALLOWANCES FOR LOAN LOSSES	494,238	320,443

Carried Forward	5,674,246	3,858,882

	06-30-16	06-30-15

Brought forward	5,674,246	3,858,882

D. SERVICE CHARGE INCOME
Related to lending transactions	1,434,499	1,000,801
Related to liability transactions	1,131,799	908,168
Other commissions	134,932	86,653
Other (Nota 5.f.)	643,892	536,827

	3,345,122	2,532,449

E. SERVICE CHARGE EXPENSE
Commissions	1,265,889	726,666
Other (Note 5.g.)	342,286	257,675

	1,608,175	984,341

F. ADMINISTRATIVE EXPENSES
Payroll expenses	2,503,658	1,753,177
Fees to Bank Directors and Supervisory Comittee	3,985	2,816
Others profesional Fees	55,521	35,251
Advertising and publicity	167,491	104,672
Taxes	401,835	306,581
Fixed assets depreciation	109,633	101,140
Organizational expenses amortization	38,366	30,659
Other operating expenses	586,492	425,504
Others	403,252	267,999

	4,270,233	3,027,799

NET GAIN FROM FINANCIAL TRANSACTIONS	3,140,960	2,379,191

G. OTHER INCOME
Income from long-term investments	278,585	186,911
Punitive interests	17,048	13,989
Loans recovered and reversals of allowances	115,737	60,818
Other (Note 5.h.)	441,504	122,857

	852,874	384,575

H. OTHER EXPENSE
Punitive interests and charges paid to BCRA	1,603	4
Charge for uncollectibility of other receivables and other allowances	448,529	212,576
Amortization of difference arising from judicial resolutions	5,470	4,074
Depreciation and losses from miscellaneous assets	170	180
Other (Note 5.i)	75,720	89,776

	531,492	306,610

NET GAIN BEFORE INCOME TAX	3,462,342	2,457,156

I. INCOME TAX (N ote 4.1)	1,334,000	859,000

NET INCOME FOR THE PERIOD	2,128,342	1,598,156

The accompanying notes 1 through 21 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR SIX MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	2016							2015
		Non capitalized contributions		Retained earnings
MOVEMENTS	Capital Stock	Issuance premiums	Adjustments to stockholders’ equity (1)	Legal	Other	Unappropriated earnings	TOTAL	TOTAL

1. Balance at beginning of fiscal year	536,878	182,511	312,979	2,541,620	6,357,888	3,784,487	13,716,363	10,331,876

2. Stockholders’ Meeting held on April 26, 2016 and April 7, 2015
- Dividends paid in cash (2)	--,--	--,--	--,--	--,--	--,--	(900,000)	(900,000)	(400,000)
- Legal Reserve	--,--	--,--	--,--	756,897	--,--	(756,897)	--,--	--,--
- Voluntary reserve for future distributions of income	--,--	--,--	--,--	--,--	2,127,590	(2,127,590)	--,--	--,--

2. Net income for the period	--,--	--,--	--,--	--,--	--,--	2,128,342	2,128,342	1,598,156

3. Balance at the end of the period	536,878	182,511	312,979	3,298,517	8,485,478	2,128,342	14,944,705	11,530,032

(1) Adjustments to stockolders’ equity refer to Adjustment to Capital Stock.

(2) Dividends arranged by Stockholders’ Meeting dated April 26, 2016, and authorized by Resolution no. 306 of June 3, 2016 the BCRA.

  At the date of issuance of these financial statements , dividends have been paid .

The accompanying notes 1 through 21 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW FOR THE

SIX MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

CHANGES IN CASH AND CASH EQUIVALENTS	06.30.16		06.30.15

Cash and cash equivelents at the beginning of the fiscal year	28,459,917	(1)	13,051,491	(1)
Cash and cash equivelents at the end of the period	26,732,910	(1)	13,976,457	(1)

Net (decrease) / increase in cash and cash equivelents	(1,727,007)		924,966

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net collections from:
-Government and private securities	(4,454,926)		(1,055,454)
- Loans	(958,301)		(195,723)

to financial sector	(313,730)		267,349
al non-financial public sector	51		(156)
al non-financial private sector and residents abroad	(644,622)		(462,916)
- Other receivables from financial transactions	(187,671)		(124,770)
- Receivables from financial leases	161,660		(83,752)
- Deposits	10,998,070		5,689,778

to financial sector	50,029		(314)
to non-financial public sector	4,252,354		574,374
to non-financial private sector and residents abroad	6,695,687		5,115,718
- Other liabilities from financial transactions	(2,280,757)		(89,822)

Financing from financial or interfinancial sector (call borrowed)	(43,000)		196,000
Others (except liabilities included in Financing Activities)	(2,237,757)		(285,822)
Collections related to service charge income	3,357,235		2,538,434
Payments related to service charge expense	(1,601,158)		(988,287)
Administrative expenses paid	(4,203,040)		(2,929,650)
Organizational and development expenses paid	(65,897)		(26,362)
Net collections from punitive interest	15,445		13,985
Differences from judicial resolutions paid	(5,470)		(4,074)
Collections of dividends from other companies	351,712		18,654
Other collections related to other income and expenses	441,585		93,522

Net cash flows provided by operating activities	1,568,487		2,856,479

Investment activities

Net payments from premises and equipment	(125,232)		(115,413)
Net payments from other assets	(320,968)		(274,406)
Other payments from investments activities	(201,285)		(222,278)

Net cash flows used in investment activities	(647,485)		(612,097)

Financing activities

Net (payments) from:
- Unsubordinated corporate bonds	(364,036)		(92,182)
- Argentine Central Bank	(12,019)		(11,569)

Other	(12,019)		(11,569)
- Banks and international agencies	(967,142)		(44,886)
Payments of dividends	(400,000)		-
Other payments related to financing activities	(904,812)		(1,170,779)

Net cash flows used in financing activities	(2,648,009)		(1,319,416)

Net (decrease) / Increase in cash and cash equivalents	(1,727,007)		924,966

(1) See note 16 “Statements of cash and cash equivalents flow”.

The accompanying notes 1 through 21 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2016, PRESENTED IN COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2015, AND THE STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH AND CASH EQUIVALENTS FLOW AS OF JUNE 30, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

(Stated in thousands of pesos)

1.	CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1  Corporate situation

BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has its headquarter in Buenos Aires, Argentina, and operates a 251-branch network.

As from December, 1996, BBVA Francés is part of Banco Bilbao Vizcaya Argentaria S.A.’s (BBVA) global strategy, which controls the Bank, direct and indirectly, with 75. 95% of the corporate stock of June 30, 2016.

Part of the Bank’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2  Capital stock

Changes in the Bank’s capital stock during the last five fiscal years are as follows:

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce (RPC)	Form of placement	Amount	Total

Capital Stock as of December 31, 2011:				536,878

03-26-2012	03-27-2014	(1)	50,410
03-26-2012	03-27-2014	(2)	(50,410)	536,878	(2)

(1)	Due to the merger of Inversora Otar S.A. into BBVA Francés.

(2)	The amount of Capital Stock as of June 30, 2016, is fully paid in and authorized for public offering by National Securities Commission (CNV).

1.3    Registration with CNV as Settlement and Clearing Agent - Comprehensive

The Capital Markets Law Nr. 26,831, enacted on December 28, 2012 and then regulated by CNV’s General Resolution Nr. 622/13 on September 5, 2013 sets forth, in its Section 47 that agents are under a duty to register with the CNV for interacting with the market in any of the modalities established in CNV’s General Resolution Nr. 622/13. On September 9 and 19, 2014, the Bank was finally registered as Mutual Funds’ Custodian Agent, and Settlement and Clearing Agent – Comprehensive, respectively, under numbers 4 and 42.

1.4 Responsibility of stockholders

BBVA Francés is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid—in shares, in accordance with Law Nr. 19,550. As a result, in compliance with Law Nr. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1 Restatement of the financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the BCRA.

By Communication “A” 3921 of the BCRA and General Resolution Nr. 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003.

Argentina’s professional accounting standards require applying Technical Pronouncement Nr. 6 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) (as amended by Technical Resolution Nr. 19) which sets forth that financial statements are to be restated in constant currency when the country’s economic environment exhibits certain characteristics. In the event that the restatement of financial statements in constant currency becomes mandatory, the adjustment should be performed based on the last date on which the Bank adjusted its financial statements to reflect the effects of inflation. This circumstance should be taken into account by users of these financial statements.

2.2 Comparative information

In accordance with BCRA Communication “A” 4667 and amendments, the Balance Sheet and the Exhibits that so specify include the comparative information as of December 31, 2015, while the Statements of Income, Changes in Stockholders’ Equity and Cash and cash equivalents flow show comparative information as of June 30, 2015.

2.3 Valuation methods

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of June 30, 2016 and the end of the previous fiscal year, such amounts were translated into pesos at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of each fiscal year. The exchange differences were charged to income (loss) for the period or fiscal year.

b)	Government and private securities:

•

Holdings booked at fair value and instruments issued by the BCRA at fair value: they were valued based on current listed prices or the prevailing present value for each security as of June 30, 2016 and the end of the previous fiscal year, Differences in listed prices were credited/charged to income for the period or fiscal year.

•

Holdings booked at amortized cost and instruments issued by the BCRA at amortized cost: as of June 30, 2016 and the end of the previous fiscal year, these were valued using the amount of initial recognition, rose on the basis of the interest accrued as per the internal rate of return.

•

Investments in listed private securities, equity and debt instruments: they were valued based on current listed prices as of June 30, 2016 and the end of the previous fiscal year, Differences in listed prices were charged to income for the period or fiscal year.

c)	Loans to Government Sector:

Federal Government secured loans – Decree Nr. 1387/2001:

As of June 30, 2016 and the end of the previous fiscal year, the secured loans were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value in accordance with the provisions under BCRA’s Communication “A” 5180. In addition, the amount required to take their book values to their fair realizable values is recorded in a balancing account.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities which were recognized on a linear basis.

e)	Benchmark stabilization coefficient (CER):

As of June 30, 2016 and the end of the previous fiscal year, receivables and payables have been adjusted to the CER as follows:

-

Federal government secured loans have been adjusted under Resolution Nr. 50/2002 of the Ministry of Economy, which resolved that the CER business 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

-

Federal Government Secured Bonds due in 2020: have been adjusted under Resolution Nr. 539/2002 of the Ministry of Economy, which resolved that the CER business 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

-	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of June 30, 2016 and the end of the previous fiscal year.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, receivables from financial leases, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions pending settlement:

-	In foreign currency: they were valued according to the benchmark exchange rate of the BCRA for each currency determined on the last business day of the end of the period or fiscal year.

-

Securities: with Holdings of government and private securities and Instruments issued by BCRA at fair value and at amortized cost: as of June 30, 2016 and the end of the previous fiscal year, they were valued according to the method described in 2.3.b).

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of June 30, 2016 and the end of the previous fiscal year.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not collected as June 30, 2016 and the end of the previous fiscal year.

j)	Receivables from financial leases:

As of June 30, 2016 and the end of the previous fiscal year, they were valued at the present value of the sum of the periodical instalments and the unguaranteed residual value, calculated as per the conditions agreed upon in the respective leases, applying the implicit interest rate thereto.

k)	Investments in other companies:

-	Investments in controlled financial institutions, supplementary activities and authorized were valued based on the following methods:

•

BBVA Francés Valores S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings), PSA Finance Argentina Compañía Financiera S.A., BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión and Rombo Cía, Financiera S.A.: were valued by applying the equity method, after adjustments to the BCRA accounting standards, if applicable, at the end of the period or fiscal year.

Although the Bank has a 40% interest ownership in the capital stock and votes of Rombo Cía, Financiera S.A., operational and financial decisions at Rombo Cía, Financiera S.A. are taken together with this company’s majority shareholder on a joint control basis.

-	Investments in non-controlled financial institutions, supplementary activities and authorized were valued according to the following methods:

•

Prisma Medios de Pago S.A. (formerly Visa Argentina S.A.) and Interbanking S.A.: were valued by applying the equity method after adjustments to the BCRA accounting standards if applicable, at the end of the period or fiscal year.

•

Banco Latinoamericano de Comercio Exterior S.A.: was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

-	Other non-controlled affiliates were valued based on the following methods:

•	BBVA Consolidar Seguros S.A.: was valued by applying the equity method after adjustments to the BCRA accounting standards if applicable, at the end of each fiscal year.

•	S.W.I.F.T. S.C.R.L.: was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 2.1 less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F), without exceeding their recoverable value.

m)	Intangible assets:

They were valued at cost less accumulated depreciation calculated in proportion to the months of estimated useful life (see useful life assigned in Exhibit G).

n)	Derivative transactions (see note 12):

•	Interest rate swaps and Forward transactions:

1.	Interest rate swaps are recorded at the value resulting from the application of rates differences to residual notional amounts at the end of the period or fiscal year.

2.

Forward transactions receivable/payable in pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at the end of the fiscal year as applied to stated notional amounts.

•	Repo and Reverse Repo transactions

As of June 30, 2016 and the end of the previous fiscal year, the repos whose underlying assets are not subject to the volatilities published by BCRA were valued as per the cost of each transaction and the repos whose underlying assets are subject to volatility were recorded at their quoted value. Accrued premiums were charged to income (loss) for each period or fiscal year.

o)	Employee termination pay:

The Bank expenses employee termination pay as disbursed.

p)	Other liabilities:

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of June 30, 2016 and the end of the previous fiscal year.

q)	Allowance for other contingencies:

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

r)	Stockholders’ equity accounts:

They are restated as explained in note 2.1 except for the “Capital Stock” and “Non capitalized contributions” accounts which have been kept at cost. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders’ Equity – Adjustment to Capital Stock” account.

s)	Statement of Income Accounts:

-

As of June 30, 2016 and 2015, accounts accruing monetary transactions [(financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.,)] were computed on the basis of their monthly accrual at historical rates.

-	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in note 2.1.

-	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 2.1.

t)	Earning per share:

As of June 30, 2016 and 2015, the Bank calculated the earning per share on the basis of 536,877,850 ordinary shares of $1 par value each. The net income for each period on those dates is as follows:

	06-30-2016	06-30-2015

Net income for the period	2,128,342	1,598,156
Earning per share for the period – (stated in pesos)	3.96	2.98

u)	Use of accounting estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the reported amounts of income/loss during the period. Actual income/loss may differ from such estimates.

3.	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS

The Bank has prepared these financial statements by applying the regulations of the BCRA, which do not contemplate some of the valuation criteria established by the Argentine professional accounting standards.

The main differences between the regulations of the BCRA and the Argentine professional accounting standards are detailed below:

a)	Tax effects

As already indicated hereinbelow, in note 4.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed, In accordance with Argentine professional accounting standards, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 488,800 and 246,300 as of June 30, 2016 and the end of the previous fiscal year, respectively, should be reversed.

Moreover, the effect on the income statement of the periods ended June 30, 2016 and 2015 would have been 242,500 and 39,900 (gain), respectively.

b)	Derivative financial instruments

As explained in notes 2.3.n) and 12, as of June 30, 2016 and the end of the previous fiscal year, the Bank recorded the effects of interest rate swap agreements as established by the BCRA. Should the Bank had applied the Argentine professional accounting standards, the stockholders’ equity would have decreased in 7,769 and 32,906, respectively. By contrast, the effect of the application of the professional accounting standards on the income statement for the periods ended June 30, 2016 and 2015 would have been 25,137 and 8 (gain), respectively.

4.	TAX MATTERS

4.1. Income tax

The Bank determined the charge for income tax by applying the statutory 35% rate to taxable income estimated for fiscal year considering the effect of temporary differences between valuation of assets and liabilities for accounting purposes and their taxable bases. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years.

As of June 30, 2016 and 2015, the Bank recorded 1,334,000 and 859,000, respectively, in the Income tax caption as the estimate of the income tax charge payable to the tax authorities for these fiscal years.

As of June 30, 2016 and the end of the previous fiscal year, the Bank has booked 879,563 and 467,959, respectively, in the caption Other liabilities – Other – Accrued Taxes as a result of having netted the income tax withholdings and other withholdings applied to the Bank until such dates.

Besides, on June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank, based on the opinion of its legal counsel, responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result, Subsequently, Resolution 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003, Consequently, as from that date the Bank set up an allowance for the net balance between the deferred tax assets and liabilities.

As of June 30, 2016 and the end of the previous fiscal year, the Bank recorded under Other Receivables (in the line Tax Prepayments) a taxable deferred asset amounting 488,800 and 246,300, respectively. Such amounts are made up as follows:

	06-30-2016	12-31-2015

Deferred tax assets	789,400	611,500
Deferred tax liabilities	(300,600)	(365,200)

Net deferred assets	488,800	246,300
Allowance	(488,800)	(246,300)

4.2. Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law Nr. 25.063 in the year ended December 31, 1998, for a ten-year term, On December 19, 2008 Law Nr. 26.426 established a one-year extension in TOMPI until December 30, 2009, In turn, Law Nr. 26.545, published in the Official Gazette on December 2, 2009 extended TOMPI for an additional ten-year period, This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets, Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes, The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones, However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will be reduced by any excess of the latter over former.

On February 11, 2005, the Argentine Central Bank issued Communication “A” 4295 whereby it enabled, under certain rules, the accounting record of credits on Tax on Minimum Presumed Income.

As of June 30, 2016 and 2015, the Income tax assessed was higher than the TOMPI. Therefore, a provision was raised for Income tax.

4.3. Other tax issues

a)

On October 24, 2007, the Bank was notified by the Tax Bureau of the City of Buenos Aires of the commencement of a sua sponte tax assessment on a certain basis and partial in nature of the taxable income as regards turnover tax for the fiscal years 2002 and 2003, The Bank filed its defenses to the notice mentioned, which was ratified on October 6, 2008 through Resolution No. 3631-DGR 2008 containing the official assessment.

On April 28, 2009, the Court of Appeals with Federal Jurisdiction over Contentious Administrative Matters, Panel 3 handed down a judgment favourable to a petition filed by the Bank for the judge to suspend the effect of the decision made by administrative authorities until the appeal is decided. The judgment thus ordered that “…subject to a sworn promise to comply … a) the Tax Bureau of the City of Buenos Aires must suspend the sua sponte assessment that has objected to the treatment afforded by BBVA Francés to the bonds received from the National Government in the terms of Decree Nr. 905-02 and the related foreign exchange gains/losses in all matters related to taxation for turnover tax purposes for the fiscal period 2002; b) therefore, the Tax Bureau of the City of Buenos Aires must abstain from demanding that the Bank should pay any amount due that may have arisen from the items above detailed”.

Also in this respect, on May 13, 2009, an action for a declaratory judgment was commenced by the Bank against the Tax Bureau of the City of Buenos Aires, currently being heard by the court with original Federal Jurisdiction over Contentious Administrative Matters Nr. 1, to procure a judgment ascertaining that a) the bonds received by the Bank from the National Government as compensation for the asymmetric conversion into pesos of assets and liabilities imposed by the Executive Order Nr. 905/2002 may not be levied with Turnover Tax in the Autonomous City of Buenos Aires; b) the foreign exchange gains/losses are a direct effect of the modification of the monetary system and therefore should not be levied with Turnover Tax in the Autonomous City of Buenos Aires.

On December 29, 2010, the Judge presiding over the court with original Federal Jurisdiction over Contentious Administrative Matters Nr. 1 handed down a new precautionary measure,

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the City of Buenos Aires and do not expect an adverse financial impact in these respects.

As regards the remaining balance of the amount claimed, the Bank adhered to a scheme of payment in instalments that was settled on October 4, 2010.

b)

Afterwards, on December 28, 2012, the Bank was notified of Resolution Nr. 3253-DRG-2012 whereby the Tax Bureau of the City of Buenos Aires proceeded with a sua sponte assessment based on facts concerning the taxable basis for purposes of turnover tax for the fiscal years 2004 through 2010, The Entity appealed such resolution.

On February 3, 2015, the Bank was notified of the passage of Resolution Nr. 2014-3711-DGR, which conceded the appeal in part.

This Resolution was appealed by lodging a so-called “hierarchical appeal” with the head of the governmental agency in charge of raising public revenue, which was rejected, thus putting an end to the administrative stage.

For the sole purpose of being able to continue with the submission of the lawsuit, dated November 24, 2015, the Entity paid the amount claimed, which does not entail its acceptance of the claim.

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the City of Buenos Aires and do not expect an adverse financial impact in these respects.

5.	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

	06-30-2016	12-31-2015

a) INVESTMENTS IN OTHER COMPANIES

In controlled companies -supplementary activities	175,411	212,726
In other non-controlled companies- unlisted	94,928	59,186
In non-controlled companies-supplementary activities	31,339	21,758

Total	301,678	293,670

b) OTHER RECEIVABLES

Guarantee deposits	1,036,595	733,597
Miscellaneous receivables	627,501	898,164
Tax prepayments (1)	515,253	291,378
Prepayments	430,926	500,632
Loans to personnel	156,996	165,655
Advances to personnel	7,200	97,749
Other	530	367

Total	2,775,001	2,687,542

(1)	As of June 30, 2016 and the end of the previous fiscal year, it includes the deferred tax asset for 488,800 and 246,300, respectively (see note 4.1.)

	06-30-2016	12-31-2015

c) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

Accounts payable for consumption	3,430,398	3,171,773
Collections and other operations for the account of third parties	986,062	1,778,719
Other withholdings and collections at source	980,365	985,189
Money orders payable	531,955	1,405,633
Social security payment orders pending settlement	132,995	8,471
Pending Banelco debit transactions	80,370	143,161
Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (BICE)	34,755	42,526
Funds raised from third parties	11,857	17,800
Accrued commissions payable	11,722	4,705
Loans received from Interamerican Development Bank (IDB)	5,951	6,983
Other	5,175	1,122

Total	6,211,605	7,566,082

d) OTHER LIABILITIES

Accrued taxes	1,242,740	757,219
Miscellaneous payables	1,022,694	852,051
Amounts collected in advance	894,461	808,695
Accrued salaries and payroll taxes	598,311	679,117
Other	2,425	2,688

Total	3,760,631	3,099,770

e) MEMORANDUM ACCOUNTS – DEBIT – CONTROL

Items in safekeeping	101,028,346	84,155,242
Securities representative of investments in custody safekeeping on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	70,018,897	25,005,318
Checks not yet credited	5,957,686	5,385,156
Checks drawn on the Bank pending clearing	1,114,359	666,247
Collections items	1,066,979	538,366
Cash in custody on behalf of the BCRA	--,--	1,009,188
Other	188,155	202,445

Total	179,374,422	116,961,962

	06-30-2016	06-30-2015

f) SERVICE CHARGE INCOME

Commissions for hiring of insurances	299,178	293,750
Rental of safe-deposit boxes	105,020	85,732
Commissions on debit and credit cards	91,184	42,126
Commissions for escrow	22,933	10,251
Commissions for transportations of values	22,919	20,301
Commissions for capital market transactions	13,625	13,782
Commissions for loans and guaranties	12,223	17,315
Commissions earned by direct debt	11,270	7,762
Postal expenses recovery	8,543	6,420
Commissions for interbanking services	8,343	6,040
Recovery of tax settlement expenses of residents abroad	6,356	2,198
Commissions for saving accounts	5,844	2,208
Commissions for salary payment	5,694	4,898
Transfer fees Commissions for Francés Net Cash Commissions for trust management	4,349 4,264 314	3,909 3,782 1,009
Other	21,833	15,344

Total	643,892	536,827

g) SERVICE CHARGE EXPENSE

Turn-over tax	227,300	173,637
Insurance paid on lease transactions	95,707	71,284
Other	19,279	12,754

Total	342,286	257,675

h) OTHER INCOME

Deferred income tax (1)	242,500	39,900
Income from the Credit Card Guarantee Fund	84,099	26,714
Tax Recovery	39,945	6,130
Related parties expenses recovery	32,231	30,174
Earning per payment orders	19,292	55
Interest on loans to personnel	13,757	14,603
Other	9,680	5,281

Total	441,504	122,857

(1) Offset by the same amount recorded in the account Charge for uncollectibility of other receivable and other allowances from other expense category.

	06-30-2016	06-30-2015

i) OTHER EXPENSE

Insurance losses	14,402	4,679
Donations	9,768	7,593
Turn-over tax	8,950	4,491
Private health insurance for former employees	8,741	7,285
Expense from the Credit Card Guarantee Fund	5,146	59
Unrecoverable legal costs	4,466	44
Charges for administrative, disciplinary and criminal penalties	--,--	48,817
Other	24,247	16,808

Total	75,720	89,776

6.	PENALTIES IMPOSED ON THE BANK AND ADMINISTRATIVE PROCEEDINGS INSTITUTED BY THE BCRA,

According to the requirements of the Com. “A” 5689 as amended of BCRA then detailed summaries initiated by the BCRA and notified to the authority:

Administrative Proceedings commenced by the BCRA

•

“Banco Francés S.A. over breach of Law Nr. 19,359”, Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on February 22, 2008 and identified under Nr. 3511, File 100,194/05, on grounds of a breach of the Criminal Foreign Exchange Regime of foreign currency by reason of purchases and sales of US Dollars through BCRA in excess of the authorized amounts. These total 44 transactions involving the branches 099, 342, 999 and 320. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the trial court acquitted all the accused from all charges. The State Attorney’s Office filed an appeal and the Panel A of the Appellate Court with jurisdiction over criminal and economic matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The State Attorney’s Office lodged an extraordinary appeal which was granted and, as of the date of these financial statements, is being heard by the Supreme Court of Justice.

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“Banco Francés S.A. over breach of Law Nr. 19,359”, Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank, notified on October 9, 2009 and identified under Nr. 4157, File 100,778/05 objecting certain transactions channeled through the so-called “MULC” (initials standing for Single and Free-Floating Foreign Exchange Market) with individuals and legal entities that were not allowed to operate in the MULC. The period observed is January through April 2004, Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) two Foreign Trade area employees. The Court of Appeals in Economic-Criminal Matters rendered a decision on the jurisdictional issue raised by the randomly selected court ordering the joinder of exchange-criminal proceedings Nos, 4157, 4181, 4693, 5019, 5079, 5472 and 5719 and that the proceedings be heard by the Court in Economic-Criminal Matters No. 6, Court Office No. 11, File No. 1101/12. By virtue of a judgment, there was an acquittal of all defendants, that is, BBVA Francés S.A. and all the officers against whom charges were pressed. Given that are no more appeals available for lodging against this judgment, it is therefore res judicata.

•

“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”, Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank, notified on November 30, 2009 and identified under Nr. 4181, File N° 100,309/06 which alleges a departure from currently applicable foreign exchange regulations in connection with foreign trade transactions conducted by SULFACID S.A.C.I.F.y C. on charges of failure to comply with currently applicable rules and regulations when the company paid 4 pre-financing installments directly abroad without passing through the channels in the Argentine Republic. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) three Foreign Trade area employees. The Court of Appeals in Economic-Criminal Matters rendered a decision on the jurisdictional issue raised by the randomly selected court ordering the joinder of exchange-criminal proceedings Nos, 4157, 4181, 4693, 5019, 5079, 5472 and 5719 and that the proceedings be heard by the Court in Economic-Criminal Matters No. 6, Court Office No. 11, File No. 1101/12. By virtue of a judgment, there was an acquittal of all defendants, that is, BBVA Francés S.A. and all the officers against whom charges were pressed. Given that are no more appeals available for lodging against this judgment, it is therefore res judicata.

•

“Banco Francés S.A. over breach of Law Nr. 19,359”, Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on December 1, 2010 and identified under Nr. 4539, File N° 18,398/05 where charges focus on simulated foreign exchange transactions through false statements in their processing incurred by personnel from five branches in Mar del Plata, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471. Paragraph 6. Accused of these breaches stand BBVA Banco Francés S.A. the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Retail Bank Manager, (ii) the Territorial Manager, (iii) the Zone Manager, (iv) a Commercial Aide to the Zone Manager, (v) five Branch Managers, (vi) four Back-Office Branch Managers, (vii) five Main Cashiers and (viii) one cashier. The discovery period was closed and the proceedings will be soon submitted to federal local courts.

•

“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”, Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on December 1, 2010 and identified under N., 4524, File N° 3,406/06 where charges focus on simulated foreign exchange transactions, conducted in the name of a deceased, perpetrated by personnel from the Branch 240 - Mendoza -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. Accused of these breaches stand BBVA Banco Francés S.A., five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Retail Bank Manager, (ii) the Territorial Manager, (iii) the Zone Manager, (iv) the Branch Manager, (v) the Back Office Branch Manager and (vi) the Main Cashier. The case pending before the Federal Court N° 2, Criminal department of the city of Mendoza, File No. 23,461/2015.

•

“Banco Francés S.A. over breach of Law Nr. 19,359”, Administrative Proceedings for Foreign Exchange Offense brought against BBVA Francés notified on July 12, 2011 and identified under Nr. 4693, File N° 101,415/10 on grounds of a breach of the Criminal Foreign Exchange Regime –foreign currency- by reason of “Investments made by Non-Residents Applied to the Purchase of Real Estate” in breach of the provisions under Communication “A” 4359. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade

Manager and (ii) a Foreign Trade Area officer. The Court of Appeals in Economic-Criminal Matters rendered a decision on the jurisdictional issue raised by the randomly selected court ordering the joinder of exchange-criminal proceedings Nos. 4157, 4181, 4693, 5019, 5079, 5472 and 5719 and that the proceedings be heard by the Court in Economic-Criminal Matters No. 6. Court Office No. 11, File No. 1101/12. By virtue of a judgment, there was an acquittal of all defendants, that is, BBVA Francés S.A. and all the officers against whom charges were pressed. Given that are no more appeals available for lodging against this judgment, it is therefore res judicata.

•

“Banco Francés S.A. over breach of Law Nr. 19,359”, Administrative Proceedings for Foreign Exchange Offense brought against BBVA Francés notified on July 6, 2012 and identified under Nr. 5019, File 100,865/06, on grounds of a breach of the Criminal Foreign Exchange Regime due to sales of bank notes in the possession of residents and repatriation of investments by residents associated to the customer Líneas de Transmisión del Litoral S.A., violating the provisions under the Argentine Central Bank’s Communications “A” 4359 and 4377, Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) a Foreign Trade Area officer. The Court of Appeals in Economic-Criminal Matters rendered a decision on the jurisdictional issue raised by the randomly selected court ordering the joinder of exchange-criminal proceedings Nos. 4157, 4181, 4693, 5019, 5079, 5472 and 5719 and that the proceedings be heard by the Court in Economic-Criminal Matters No. 6, Court Office No. 11, File No. 1101/12. By virtue of a judgment, there was an acquittal of all defendants, that is, BBVA Francés S.A. and all the officers against whom charges were pressed. Given that are no more appeals available for lodging against this judgment, it is therefore res judicata.

•

“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”, Administrative Proceedings for Foreign Exchange Offense brought against BBVA Francés notified on August 29, 2012 and identified under Nr. 5079, File 101,575/07, on grounds of a breach of the Criminal Foreign Exchange Regime by reason of having settled new transactions as pre-financing for exports for the benefit of Esso Petrolera Argentina S,R,L,, without previously regularizing the pending overdue shipments according to the type of export which breaches Paragraph 8 of Communication “A” 4443 of the Argentine Central Bank, Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) a Foreign Trade Area officer. The Court of Appeals in Economic-Criminal Matters rendered a decision on the jurisdictional issue raised by the randomly selected court ordering the joinder of exchange-criminal proceedings Nos. 4157, 4181, 4693, 5019, 5079, 5472 and 5719 and that the proceedings be heard by the Court in Economic-Criminal Matters No. 6, Court Office No. 11, File No. 1101/12. By virtue of a judgment, there was an acquittal of all defendants, that is, BBVA Francés S.A. and all the officers against whom charges were pressed. Given that are no more appeals available for lodging against this judgment, it is therefore res judicata.

•

“BBVA Banco Francés S.A. Over breach of Law Nr. 19,359”, Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on July 26, 2013 and identified under Nr. 5406, File N° 100,443/12 where charges focus on simulated foreign exchange transactions through false statements in their processing incurred by personnel in Branch 087 - Salta -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The period for proffering and producing evidence came to a close and the Argentine Central Bank must send the file to Salta’s Federal Court.

•

“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”, Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on September 20, 2013 and identified under Nr. 5472, File N° 100,969/09 where the charges consist in allegedly having channeled foreign exchange transactions with “Compañía de Seguros La Mercantil Andina S.A.” in September 2007, that allegedly exceed the monthly limit imposed by Communication “A” 4128, without the Argentine Central Bank’s previous consent, Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) a Foreign Trade Area officer. The Court of Appeals in Economic-Criminal Matters rendered a decision on the jurisdictional issue raised by the randomly selected court ordering the joinder of exchange-criminal proceedings Nos, 4157, 4181, 4693, 5019, 5079, 5472 and 5719 and that the proceedings be heard by the Court in Economic-Criminal Matters No. 6, Court Office No. 11, File No. 1101/12. By virtue of a judgment, there was an acquittal of all defendants, that is, BBVA Francés S.A. and all the officers against whom charges were pressed. Given that are no more appeals available for lodging against this judgment, it is therefore res judicata.

•

“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”, Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on February 21, 2014 and identified under Nr. 5706, File N° 100,134/11. The charges consist in having presumably operated with foreign exchange on January 18, 2010 despite failing to make available to the Argentine Central Bank the excess in its General Foreign Exchange Position incurred on January 15, 2010, allegedly breaching Communications “A” 4646, “A” 4814 and “C” 37587. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Director of Global Markets, (ii) the Head of the Market Management Area and (iii) the Head of the Trading Area. The period for the production of evidence came to a close and at present, the file is being heard by the court with jurisdiction over criminal economic matters No. 4, Clerk of Court’s Office No. 7, Case File No. 362/16 in and for the city of Buenos Aires.

•

“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”, Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on April 11, 2014 and identified under Nr. 5719, File N° 100,078/14. The charges consist in allegedly failing to comply with the duty to report two transactions conducted by H.C.I. S.A., which would entail failure to comply with Decree 616/05 and the Argentine Central Bank’s Communications “A” 4359, “A” 4377 and “A” 4762 which mandate a mandatory deposit of 30% of all foreign currency inflows from abroad for application to the acquisition of fixed assets, Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) a Foreign Trade Area officer. The Court of Appeals in Economic-Criminal Matters rendered a decision on the jurisdictional issue raised by the randomly selected court ordering the joinder of exchange-criminal proceedings Nos. 4157, 4181, 4693, 5019, 5079, 5472 and 5719 and that the proceedings be heard by the Court in Economic-Criminal Matters No. 6, Court Office No. 11, File No. 1101/12. By virtue of a judgment, there was an acquittal of all defendants, that is, BBVA Francés S.A. and all the officers against whom charges were pressed. Given that are no more appeals available for lodging against this judgment, it is therefore res judicata.

•

“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”, Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on March 3, 2015 and identified under Nr. 6082, File Nr. 100,091/12. The charge consists in having presumably conducted transactions that exceeded the US$ 2,000,000 limit in the course of the calendar month on behalf of the firm LUFKIN ARGENTINA S.A., plus the allegation of an excess of USD three hundred thousand, Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) three Foreign Trade Area officers. At present the case is pending before the Economic Court No. 7, Secretariat No. 13, No. 1184/15 and the judge hearing the case was reported. On June 1, 2016, an acquittal has been handed down. This judgment is final.

•

“BBVA Banco Francés S.A. over breach of Law No. 19,359”, Administrative Proceedings for foreign exchange offense by the Argentine Central Bank, notified on December 23, 2015 and identified under No. 6666, File No. 101,027/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” from SIKA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), Allegedly, the provision of the services has not been fully evidenced. Accused of these breaches stand BBVA Banco Francés S.A. and two of the Entity’s officers holding the positions described below on the date of the charges: (i) the Foreign Trade Manager and (ii) an officer of the Area. The Argentine Central Bank has decided that the period for the production of evidence has come to an end. The case file shall be sent to the courts with jurisdiction over criminal economic matters in and for the city of Buenos Aires.

•

“BBVA Banco Francés S.A. over breach of Law No. 19,359”, Administrative Proceedings for foreign exchange offense by the Argentine Central Bank, notified on December 23, 2015 and identified under No. 6684, File No. 100,068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” from ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), Allegedly, the provision of the services has not been fully evidenced, Accused of these breaches stand BBVA Banco Francés S.A. and two of the Entity’s officers holding the positions described below on the date of the charges: (i) the Foreign Trade Manager and (ii) an officer of the Area. The Argentine Central Bank has decided that the period for the production of evidence has come to an end. The case file shall be sent to the courts with jurisdiction over criminal economic matters in and for the city of Buenos Aires.

The Bank and its legal advisors estimate that made a reasonable interpretation of the applicable regulations in force and do not expect an adverse financial impact on these senses.

7.	RESTRICTIONS ON ASSETS

As of June 30, 2016 and the end of the previous fiscal year, there are Bank’s assets, which are restricted as follows:

a)

The Government and Private Securities account includes 107,600 in bonds issued by the Argentine Government in pesos maturing in 2016 and 43,900 in bonds issued by the Argentine Government in pesos maturing in 2017, as of June 30, 2016. At the end of the previous fiscal year, includes 102,590 in bonds issued by the Argentine Government in pesos maturing in 2016, allocated to the guarantee required to act as custodian of investment securities related to Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic and Safe Keeping of bills.

b)

The Bank appropriated 20,070 and 19,983, respectively, in Guaranteed Bonds maturing in 2020, to secure loans arranged under the Credit Global Program to micro, small and medium businesses given by the Interamerican Development Bank (IDB).

c)	The Bank appropriated 289,262 and 253,764, respectively, in Guaranteed Bonds maturing in 2020, to secure loans granted by the so-called “Bicentennial Fund”.

d)

The Bank has also appropriated accounts, deposits and trusts for 2,149,248 and 1,659,774, respectively, as security for activities related to credit card operations, automated clearing houses, non-deliverable forwards and futures and lawsuits.

8.	TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART, 33 OF LAW Nr. 19,550)

The balances as of June 30, 2016 and the end of the previous fiscal year, for transactions performed with subsidiaries and parent companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2016	2015	2016	2015	2016	2015

BBVA	115,963	2,703	619,328	268,696	62,599	85,462
BBV América S.L.	--,--	--,--	268,318	119,253	16,504,902	14,379,085
BBVA Francés Valores S.A.	12	12	5,344	64	15,276	13,513
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	7	1	10	1,207	35,001	3,527
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	915	901	12,037	17,523	54,044	100,145
BBVA Consolidar Seguros S.A.	13,544	15,665	8,189	12,310	45,525	22,544
PSA Finance Argentina Cía. Financiera S.A.	661,846	709,035	11,808	7,235	1	--,--
Rombo Cía. Financiera S.A.	827,276	1,032,918	7,044	17,407	467,300	296,300

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations, Guaranties given covered by debtor classification regulations and Derivatives.

9.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees Nr. 540/95, Nr. 1292/96 and 1127/98 and BCRA’s Communication “A” 5943.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree Nr. 1292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank holds a 8.8649% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos a four hundred and fifty thousand, Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders, In no event shall the total guarantee per person exceed the above-mentioned amount, whatever the number of accounts and/or deposits.

In addition, it is established that financial institutions were required to set aside an ordinary contribution to the deposit guarantee insurance equal to 0.015% of their monthly average of daily balances of the items detailed in said regulation.

10.	TRUST ACTIVITIES

On January 5, 2001, the BCRA’s Board of Directors issued Resolution Nr. 19/2001, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks, Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and the Bank as trustee in relation to the exclusion of assets as provided in the resolution above-mentioned, As of June 30, 2016 and the end of the previous fiscal year, the assets of Diagonal Trust amount to 2,427, considering its recoverable value.

Besides, the Bank in its capacity as Trustee in the Corp Banca Trust recorded the selected assets on account of the redemption in kind of participation certificates for 4,177 as of June 30, 2016 and the end of the previous fiscal year.

Besides, the Bank acts as trustee in 12 non-financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be settled with and up to the full amount of the corpus assets and the proceeds therefrom, The non-financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate, The trust assets represent 153,715 and 151,400 as of June 30, 2016 and the end of the previous fiscal year, respectively, and consist of cash, creditors’ rights, real estate and shares.

11.	CORPORATE BONDS

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary Corporate Bonds (non-convertible into shares) with ordinary guarantee, or such guarantees as may be decided by the Bank, and unsecured Subordinated Corporate Bonds, convertible or not into shares, During the life of the Program, which was 5 (five) years, it was possible to issue and re-issue any number of series and/or classes of Corporate Bonds as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000 (or the equivalent thereof in other currencies), The Program was approved by CNV Resolution Nr. 14,967 dated November 29, 2004.

The Global Program was amended according to the resolutions adopted by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007; extended for 5 (five) years by resolution adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 28, 2008 and on April 9, 2013 (approved by the CNV by Resolutions Nr. 16,010 and Nr. 17,127 dated November 6, 2008 and July 11, 2013, respectively); and the maximum amount of the issuance was successively increased from US$ 300,000,000 to US$ 500,000,000 and from US$ 500,000,000 to US$ 750,000,000 by resolution adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 30, 2011 and March 26, 2012, respectively.

The following is a detail of the Corporate Bonds outstanding as of June 30, 2016 and the end of the previous fiscal year:

Detail	Date of issuance	Nominal Value (in thousands of pesos)	Due date	Rate	Interest payments

Class 7	11/08/2013	250,000	11/08/2016	Private Badlar + nominal 4,24% per annum	Quarterly

Class 9	02/11/2014	145,116	02/11/2017	Private Badlar + nominal 4,70% per annum	Quarterly

Class 10	07/18/2014	233,750	01/18/2016	Private Badlar + nominal 2,50% per annum	Quarterly

Class 11	07/18/2014	165,900	07/18/2017	Private Badlar + nominal 3,75% per annum	Quarterly

Class 12	11/13/2014	130,286	05/13/2016	Private Badlar + nominal 2,53% per annum	Quarterly

Class 13	11/13/2014	107,500	11/13/2017	Private Badlar + nominal 3,75% per annum	Quarterly

Class 15	02/13/2015	144,875	11/13/2016	Private Badlar + nominal 4% per annum	Quarterly

Class 16	07/30/2015	204,375	07/30/2017	Private Badlar + nominal 3,75% per annum	Quarterly

Class 17	12/28/2015	199,722	06/28/2017	Private Badlar + nominal 3,50 % per annum	Quarterly

Class 18	12/28/2015	152,500	12/28/2018	Private Badlar + nominal 4,08 % per annum	Quarterly

The issued Corporate Bonds were fully subscribed and paid in and they will be fully amortized at maturity.

As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of Classes 7, 9, 10, 11, 12, 13, 17 and 18 were applied to the reimbursement of time deposits, the proceeds from the issuance of Class 15 were applied to the grant of working capital loans and those obtained from the issuance of Class 16 were applied to the reimbursement Corporate Bonds Class 8.

On June 29, 2016, the Entity approved the issuance of Series 19 and 20 of the Corporate Bonds in the framework of the Program for a par value that could not exceed $500,000,000. On August 8, 2016, the Entity issued Series 19 and 20 of the Corporate Bonds, which were entirely subscribed and paid in by 207,500 and 292,500 for terms of 18 and 36 months to be fully amortized at maturity and accruing a variable interest rate equivalent to the private Badlar rate plus an applicable nominal annual spread of 2.40% and 3.23%, respectively. Interest payments shall take place on a quarterly basis.

As of June 30, 2016 and the end of the previous fiscal year, the outstanding principal and accrued interest amounts to 1,425,500 (in connection with Class 7, 9, 11, 13, 15, 16, 17 and 18 of the Corporate Bonds) and 1,799,245 (in connection with Class, 7, 9, 10, 11, 12, 13,15,16,17 and 18 of the Corporate Bonds), respectively.

12.	DERIVATIVE FINANCIAL INSTRUMENTS

I.	Transactions as of June 30, 2016:

a)

Interest rate swaps for 1,142,315 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

These transactions have been valued in accordance with the criteria described in note 2.3.n.1.) recognizing the amount of 7,339 as expense for the period.

The estimated fair value of said instruments amounts to 13,195 (Liabilities), For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the period, the above transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – Interest rate swap” for 1,142,315.

b)

Interest rate swap for 27,199 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the period year the above transaction was recorded under “Memorandum Accounts - Debit Accounts –Derivatives – Interest rate swap” for 27,199.

c)

Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 3,023,487 and 4,377,400, which are recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been conducted through the MAE (Mercado Abierto Electrónico) and ROFEX (Mercado a Término Rosario), with daily settlement in pesos or settlement at maturity and valued in the manner described in note 2.3.n.2.). As of the end of the period, they generated a gain of 187,055.

d)

Forward sales of BCRA Bills under repurchase agreements for 5,376,422, which are recorded under “Other liabilities from financial transactions – Instruments to be received for spot and forward purchases to be settled”.

These transactions have been valued in accordance with the description in note 2.3.g) recognizing the amount of 51,860 as income for the period.

e)

Forward purchases of BCRA Bills under reverse repurchase agreements for 1,840,171, which are recorded under “Other assets from financial transactions – Instruments to be received for spot and forward purchases to be settled”.

These transactions have been valued in accordance with the description in note 2.3.g) recognizing the amount of 65,477 as expense for the period.

II.	Transactions as of December 31, 2015:

a)

Interest rate swaps for 920,053 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts and interest rate swaps for 13,000 (Badlar versus Taxed Rate), maturing within a period not exceeding 1 year for which the Bank pays a fixed amount in accordance with changes in the Badlar, Encuesta rate, and receives a variable amount in accordance with changes in the Badlar, Encuesta rate.

These transactions have been valued in accordance with the criteria described in note 2.3.n.1.) recognizing the amount of 42,621 as income for the fiscal year.

The estimated fair value of said instruments amounts to 30,988 (Liabilities). For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – Interest rate swap” for 933,053.

b)

Interest rate swap for 30,315 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the fiscal year the above transaction was recorded under “Memorandum Accounts - Debit Accounts –Derivatives – Interest rate swap” for 30,315.

c)

Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 5,809,784 and 5,843,638, which are recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been concluded through the MAE (Mercado Abierto Electrónico) and ROFEX (Mercado a Término Rosario), with daily settlement in pesos or settlement at maturity and valued in the manner described in note 2.3.n.2.). As of the end of fiscal year, they generated a gain of 493,406.

d)

The Bank does not carry any pending balances associated to repos in force at December 31, 2015. However, the transactions conducted at December 31, 2015 have yielded a 70,562 gain at the end of the fiscal year.

e)

The Bank does not carry any pending balances associated to reverse repos in force at December 31, 2015. However, the transactions conducted at December 31, 2015 have yielded a 43,503 loss at the end of the fiscal year.

13.	COMPLIANCE WITH CNV REQUIREMENTS

13.1	Minimum Stockholders’ Equity and Minimum of liquid assets:

According to CNV’s General Resolution Nr. 622/13, the minimum Stockholders’ Equity required to operate as “Settlement and Clearing Agent – Comprehensive” and “Mutual Funds’ Custodian Agent” would amount to 19,500 and the minimum of liquid assets required by those rules would be 8,000, This amount comprises Federal Government Bonds in Pesos Badlar + 200 bp maturing in 2016 and deposited with the account opened at Caja de Valores S.A. entitled “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés Minimum Counterbalancing Entry”. As of June 30, 2016 and the end of the previous fiscal year, the Bank’s Stockholders’ Equity exceeds the minimum amount imposed by CNV.

13.2	The Bank’s operations as Mutual Funds’ Custodian Agent

As of June 30, 2016 and the end of the previous fiscal year, in its capacity as Custodian Agent of “FBA Ahorro Pesos”, “FBA Renta Pesos”, “FBA Bonos Argentina”, “FBA Calificado”, “FBA Horizonte”, “FBA Acciones Latinoamericanas”, “FBA Acciones Argentinas” and “FBA Bonos Globales” managed by BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, the Bank holds certificates of deposits, repos, shares, corporate bonds, government securities, indexes, deferred payment checks, securities issued by the BCRA, Cedears, ADRS, shares in mutual funds and financial trusts in safekeeping in the amount of 12,307,423 and 7,902,234, respectively, all of which making up the Fund’s portfolio and booked in “Memorandum Accounts - Debit Accounts -Control - Other”.

The Investment Funds’ equities are as follows:

	EQUITIES AS OF
INVESTMENT FUND	06-30-2016	12-31-2015
FBA Ahorro Pesos	8,338,053	5,458,819
FBA Renta Pesos	1,782,946	2,559,447
FBA Bonos Argentina	1,417,573	269,797
FBA Calificado	315,205	299,372
FBA Horizonte	207,941	191,003
FBA Acciones Latinoamericanas	68,560	64,063
FBA Acciones Argentinas	15,072	3,066
FBA Bonos Globales	254	217

Total	12,145,604	8,845,784

14.	EARNINGS DISTRIBUTIONS

The Bank has in place an earnings distribution policy in line with the Bank’s vocation for sustained stockholder value, that at the same time allows the Bank’s financial condition to perform favourably so as to strive for business growth and the maintenance of consistently high liquidity and solvency standards in compliance with currently applicable rules and regulations.

In accordance with the provisions of current regulations on “ Distribution of results” of the Argentine Central Bank , for the purposes of calculating the balance of distributable profits be made in non-accounting deductions form of the sum of the amounts recorded in the account earnings and the discretionary reserve for future distributions results. It also must be authorized by the Superintendency of Financial and Exchange Institutions in order to verify the correct application of the method described by the same for the distribution of results.

15.	ACCOUNTS IDENTIFYING COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The following are the items computed for Compliance with Minimum Cash Requirements according to the regulations of the BCRA, with their corresponding balances as of June 30, 2016 and the end of the previous fiscal year:

	06-30-16	12-31-15

COMPUTABLE COMPLIANCE IN PESOS

Special Guarantee Accounts	935,641	711,241
BCRA Checking Account	8,380,000	10,023,347
Special social security accounts	114,909	--,--

TOTAL	9,430,550	10,734,588

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in thousands of pesos)

Special Guarantee Accounts	62,248	52,697
BCRA Checking Account	11,926,994	12,460,754

TOTAL	11,989,242	12,513,451

COMPUTABLE COMPLIANCE IN EUROS (Stated in thousands of pesos)

BCRA Checking Account	205,732	75,574

TOTAL	205,732	75,574

16.	STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explain the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	06-30-16	12-31-15	06-30-15	12-31-14

a) Cash and due from banks	26,512,910	27,942,617	13,597,847	12,525,541

b) Loans to financial sector, call granted maturity date less than three months	220,000	517,300	378,610	525,950

CASH AND CASH EQUIVALENTS	26,732,910	28,459,917	13,976,457	13,051,491

Item b) is considered to be cash equivalents because they it is held in order to meet short-term commitments, they are readily convertible in known cash amounts, they are subject to insignificant risk of changes in value and their maturity is less than three months.

17.	THE BANK’S DOCUMENTATION AND RECORDS – CNV RESOLUTION Nr. 629/14

CNV issued its General Resolution Nr. 629 on August 14, 2014 to introduce changes in its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank has sent the documentation that supports its operations for the periods still open to audit for safekeeping to Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km, 31,5 of Florencio Varela, Province of Buenos Aires.

In addition, it is put on record that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Article 5, Sub-article a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office (Technical Rules 2013 as modified).

18.	IFRS CONVERGENCE IMPLEMENTATION PLAN.

On March 31, 2016, in compliance with the instructions given by the Argentine Central Bank through its Communication “A” 5844, as amended, the Entity submitted the required recognition and measurement adjustments to reconcile the balances of assets and liabilities to the balances that would arise from applying the International Financial Reporting Standards set forth in the Argentine Central Bank’s guidelines. The Entity’s Board of Directors has taken note of such report and of the progress made during the meeting held in March 2016.

19.	PURCHASE OF STOCK IN VOLKSWAGEN CREDIT COMPAÑÍA FINANCIERA S.A.

On May 20, 2015, the Bank executed a Stock Purchase Agreement with Grupo Volkswagen, Pursuant to this Stock Purchase Agreement, the Bank will acquire 51% of the capital stock of Volkswagen Credit Compañía Financiera S.A., equivalent to 23,970,000 non-endorsable, registered, ordinary shares with par value $ 1 and the right to one vote per share. The transaction will be consummated after the consent by the Argentine Central Bank is received.

For the acquisition of these shares, a maximum price has been established at 53,040 which must be paid by the Bank at the closing of the transaction.

20.	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

21.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matters mentioned in note 3 to the stand – alone financial statements and note 2 to the consolidated financial statements, in accordance with the Argentine professional accounting standards. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with the Argentine professional accounting standards may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between the accounting standards of BCRA and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

		Holding
Description	ID	Market Value or present value	Book balance as of 06-30-16	Book balance as of 12-31-15	Position without options	Final position

GOVERNMENT SECURITIES

* Government securities at fair value
Local
In pesos
Secured Bonds maturing 2020	2423		1,755,583		1,755,583	1,755,583
Federal Government Bonds in Pesos Badlar + 300 bp maturing in 2017	5467		835,197		835,197	835,197
Federal Government Bonds in Pesos Badlar + 325 bp maturing in 2020	5476		583,253		495,718	495,718
Federal Government Bonds in Pesos Badlar + 275 bp maturing in 2018	5475		299,415		302,289	302,289
Federal Government Bonds in Pesos Badlar + 200 bp maturing in 2016	5460		239,840		239,840	239,840
Peso-denominated Discount governed by Argentine Law maturing in 2033	45696		124,400		124,400	124,400
Federal Government Bonds in Pesos maturing in 2019	5454		49,680		49,680	49,680
Federal Government Bonds in Pesos Badlar + 200 bp maturing in 2017	5459		38,418		1,062	1,062
Other			36,172		36,172	36,172

Subtotal in pesos			3,961,958	2,894,594	3,839,941	3,839,941

In foreign currency
Argentine Bond of Saving towards economic development	5456		228,220		228,220	228,220
Federal Government Bonds in US Dollar 8.75% maturing in 2024	5458		19,228		--,--	--,--
Federal Government Bonds in US Dollar 7 % maturing in 2017	5436		15,627		(143)	(143)
Federal Government Bonds linked with US Dollar 1.75 % maturing in 2016	5461		14,950		14,950	14,950
Federal Government Bonds in US Dollar 9% maturing in 2018	5451		1,380		38	38
Other			--,--		14,650	14,650

Subtotal in foreign currency			279,405	325,499	257,715	257,715

Subtotal Government securities at fair value			4,241,363	3,220,093	4,097,656	4,097,656

* Government securities at amortized cost
Local
In pesos
Other		164	164		164	164

Subtotal in pesos			164	164	164	164

In foreign currency
Treasury bills in US dollars maturing in 08-08-16	5180	14,688	14,657		14,657	14,657
Treasury bills in US dollars maturing in 11-07-16	5179	14,322	14,259		14,259	14,259
Treasury bills in US dollars maturing in 09-19-16	5185	5,168	5,027		5,027	5,027
Other		4,488	4,395		4,395	4,395

Subtotal in foreign currency			38,338	--,--	38,338	38,338

Subtotal Government securities at amortized cost			38,502	164	38,502	38,502

* Instrument
BCRA Bills
At fair value
Argentine Central Bank Internal Bills due 07-20-16	46763		1,527,443		3,349,697	3,349,697
Argentine Central Bank Bills due 07-06-16	46728		596,683		608,502	608,502
Argentine Central Bank Internal Bills due 08-24-16	46764		431,640		431,640	431,640
Other			47,005		3,375	3,375

Subtotal at fair value			2,602,771	5,975,561	4,393,214	4,393,214

Repurchase transactions
Argentine Central Bank Bills due 01-11-17	46760		3,100,474		--,--	--,--
Argentine Central Bank Internal Bills due 02-01-17	46773		2,275,948		--,--	--,--

Subtotal repurchase transactions			5,376,422	--,--	--,--	--,--

At amortized cost
Argentine Central Bank Internal Bills due 03-01-17	46794		1,522,201		1,522,201	1,522,201
Argentine Central Bank Internal Bills due 07-27-16	46768		1,492,516		1,492,516	1,492,516
Argentine Central Bank Internal Bills due 08-03-16	46775		1,013,984		1,013,984	1,013,984
Argentine Central Bank Internal Bills due 02-01-17	46773		639,467		639,467	639,467
U.S. dollars BCRA Bills due 07-06-16 (Segment I)	46750		596,727		596,727	596,727
Argentine Central Bank Internal Bills due 07-06-16	46774		504,146		522,063	522,063
Argentine Central Bank Internal Bills due 08-17-16	46787		480,783		480,783	480,783
Argentine Central Bank Internal Bills due 08-31-16	46769		475,185		475,185	475,185
Argentine Central Bank Internal Bills due 09-21-16	46770		468,628		504,172	504,172
Argentine Central Bank Internal Bills due 01-04-17	46790		438,097		438,097	438,097
Argentine Central Bank Internal Bills due 02-08-17	46780		297,265		297,265	297,265
Argentine Central Bank Bills due 07-27-16	46694		280,545		282,013	282,013
Argentine Central Bank Bills due 08-10-16	46708		221,034		147,321	147,321
Argentine Central Bank Bills due 08-03-16	46703		195,078		195,077	195,077
Argentine Central Bank Internal Bills due 09-07-16	46776		71,991		71,991	71,991
Argentine Central Bank Bills due 08-24-16	46724		51,825		53,043	53,043
Argentine Central Bank Internal Bills due 07-13-16	46665		50,280		50,280	50,280
Argentine Central Bank Internal Segment Bills due 07-13-16	46781		49,525		49,525	49,525
Argentine Central Bank Bills due 08-24-16	46671		34,281		34,281	34,281
Other			71,439		83,281	83,281

Subtotal at amortized cost			8,954,997	5,111,019	8,949,272	8,949,272

Subtotal instruments issued by the BCRA			16,934,190	11,086,580	13,342,486	13,342,486

TOTAL GOVERNMENT SECURITIES			21,214,055	14,306,837	17,478,644	17,478,644

Exhibit A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

		Tenencia
	ID	Market Value	Book balance	Book balance
		or present	as of	as of	Position without	Final
Description		value	06-30-16	12-31-15	options	position

INVESTMENTS IN LISTED PRIVATE SECURITIES
Other Equity instruments
Local
In pesos
Tenaris S.A.	40115		169		169	169

Subtotal in pesos			169	126	169	169

From abroad
In Foreign currency
Other			53		53	53

Subtotal in foreign currency			53	48	53	53

Subtotal Equity instruments			222	174	222	222

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES			222	174	222	222

TOTAL GOVERNMENT AND PRIVATE SECURITIES			21,214,277	14,307,011	17,478,866	17,478,866

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF JUNE 30, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	06.30.16	12.31.15

COMMERCIAL PORTFOLIO

Normal performance	36,643,293	28,048,594

Preferred collaterals and counter guaranties “A”	1,569,136	1,715,283
Preferred collaterals and counter guaranties “B”	1,423,515	1,259,431
Without senior security or counter guaranties	33,650,642	25,073,880

With special follow-up	124,149	15,957

Under observation	116,863	8,788

Preferred collaterals and counter guaranties “B”	4,510	5,419
Without senior security or counter guaranties	112,353	3,369

Negociations for recovery or re-financing agreements underway	7,286	7,169

Preferred collaterals and counter guaranties “B”	6,238	859
Without senior security or counter guaranties	1,048	6,310

Non performing
Without senior security or counter guaranties	5,041	--,--

	5,041	--,--

With high risk of uncollectibility	9,474	13,134

Preferred collaterals and counter guaranties “B”	7,105	7,105
Without senior security or counter guaranties	2,369	6,029

Uncollectible	5,619	5,506

Without senior security or counter guaranties	5,619	5,506

TOTAL	36,787,576	28,083,191

EXHIBIT B

(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF JUNE 30, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	06.30.16	12.31.15

CONSUMER AND HOUSING PORTFOLIO

Normal performance	31,287,951	31,510,894

Preferred collaterals and counter guaranties “A”	13,172	18,075
Preferred collaterals and counter guaranties “B”	2,520,599	2,605,846
Without senior security or counter guaranties	28,754,180	28,886,973

Low Risk	323,248	211,609

Preferred collaterals and counter guaranties “A”	10	--,--
Other collaterals and counter guaranties “B”	32,173	20,454
Without senior security or counter guaranties	291,065	191,155

Medium Risk	357,022	179,566

Other collaterals and counter guaranties “B”	6,695	5,444
Without senior security or counter guaranties	350,327	174,122

High Risk	140,986	117,743

Other collaterals and counter guaranties “B”	13,792	9,293
Without senior security or counter guaranties	127,194	108,450

Uncollectible	27,198	26,618

Other collaterals and counter guaranties “B”	6,617	9,479
Without senior security or counter guaranties	20,581	17,139

Uncollectible, classified as such under regulatory requirements	65	66

Without senior security or counter guaranties	65	66

TOTAL	32,136,470	32,046,496

GENERAL TOTAL (1)	68,924,046	60,129,687

(1) Items included: Loans (before allowances): Other receivables from financial transactions; Unlisted corporate bonds and Other receivables by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts - Credit-Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classificacition regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	06.30.16		12.31.15
	Outstanding	% of total	Outstanding	% of total

Number of clients

	balance	portfolio	balance	portfolio

10 largest clients	8,989,684	13.04%	6,522,757	10.85%

50 next largest clients	10,691,869	15.51%	7,079,649	11.77%

100 following clients	5,244,612	7.61%	4,428,163	7.36%

Remaining clients	43,997,881	63.84%	42,099,118	70.02%

TOTAL (1)	68,924,046	100.00%	60,129,687	100.00%

            (1) See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF JUNE 30, 2016

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

		Term remaining to maturity

Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	TOTAL

Government sector	--,--	75	--,--	--,--	83,579	--,--	--,--	83,654

Financial sector	--,--	717,699	206,531	731,311	586,517	44,287	30,744	2,317,089

Non financial private sector and residents a broad	280,130	38,671,366	5,179,466	4,103,586	4,999,539	6,055,663	7,233,553	66,523,303

TOTAL	280,130	39,389,140	5,385,997	4,834,897	5,669,635	6,099,950	7,264,297	68,924,046	(1)

(1) See (1) in Exhibit B

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

								Information about issuer
Concept		Shares							Date from
Identification	Description		Unit	Votos				Main	Period /	Capital	Stockholder’	Income/(Loss)
		Class	fair	per	Number	AMOUNT		Business	Fiscal	stock	equity	for the period /
			Value	share		06.30.16	12.31.15		year end			fiscal year

	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED
	Controlled
	Local:										thousands of pesos

33642192049	BBVA Francés Valores S.A.	Common	500$	1	12,396	64,319	41,648	Stockbroker	06.30.2016	6,390	66,312	23,374
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	Common	1$	1	35,425,947	7,781	10,484	Pensions Fund Manager	06.30.2016	65,739	14,440	5,497
30707847367	PSA Finance Arg. Cía. Financiera S.A.	Common	1000$	1	26,089	308,830	327,554	Financial Institution	06.30.2016	52,178	617,658	142,550
30548590163	BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	Common	1$	1	230,398	103,311	160,594	Investment Fund Manager	06.30.2016	243	154,969	41,877
33707124909	Rombo Cía. Financiera S.A.	Common	1000$	1	24,000	293,686	246,842	Financial Institution	06.30.2016	60,000	734,214	117,110

		Subtotal Controlled				777,927	787,122

	Non Controlled
	Local:
30598910045	Prisma Medios de Pago S.A. (1)	Common	1$	1	1,571,996	20,514	14,206	Services to companies	12.31.2015	15,000	436,525	300,971
30690783521	Interbanking S.A.	Common	1$	1	149,556	10,581	7,304	Services	12.31.2015	1,346	383,370	317,632
	Other					244	248

	Foreign:
30710156561	Banco Latinoamericano de Comercio Exterior S.A.	Common B	87$	1	20,221	3,755	3,273	Banking Institution	12.31.2015	3,641,140	12,639,963	1,352,312

		Subtotal noncontrolled				35,094	25,031

		Total in financial intitutions, Supplementary and authorized				813,021	812,153

	IN OTHER COMPANIES
	Non Controlled
	Local:
30500064230	BBVA Consolidar Seguros S.A.	Common	1$	1	1,301,847	94,741	59,023	Insurance	06.30.2016	10,651	775,292	503,401

	Foreign:
17BE1002	S.W.I.F.T. S.C.R.L.	Common	1759$	1	4	187	163	Financial messenger Institution	12.31.2015	193,877	5,456,795	274,306

		Subtotal non-controlled				94,928	59,186

		Total in other companies				94,928	59,186

		TOTAL INVESTMENTS IN OTHER COMPANIES				907,949	871,339

(1) Refers to a irregular seven-month fiscal period, ended december 31, 2015,

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT AND OTHER ASSETS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2016 AND

THE FISCAL YEAR ENDED DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

- Stated in thousands of pesos-

	Net book value at beginning of fiscal year				Depreciation for the period

Description					Years		Net book value	Net book value
		Additions	Transfers	Decreases	useful	Amount	at 06-30-2016	at 12-31-2015
					life

PREMISES AND EQUIPMENT

Real Estate	439,572	556	11,290	--,--	50	10,769	440,649	439,572

Furniture and Facilities	436,577	58,882	6,971	--,--	10	32,094	470,336	436,577

Machinery and Equipment	221,996	65,365	429	--,--	3 y 5	66,153	221,637	221,996

Automobiles	3,305	--,--	--,--	--,--	5	617	2,688	3,305

TOTAL	1,101,450	124,803	18,690	--,--		109,633	1,135,310	1,101,450

OTHER ASSETS

Construction in progress	65,617	69,745	(26,527)	175	--,--	--,--	108,660	65,617

Advances to suppliers of goods	1,409,691	247,226	--,--	--,--	--,--	--,--	1,656,917	1,409,691

Work of Art	992	--,--	--,--	--,--	--,--	--,--	992	992

Leased assets	2,199	--,--	--,--	--,--	50	23	2,176	2,199

Property taken as security for loans	1,788	391	--,--	711	50	57	1,411	1,788

Stationary and office supplies	27,394	20,975	--,--	16,592	--,--	--,--	31,777	27,394

Other	12,945	--,--	7,837	7,903	50	90	12,789	12,945

TOTAL	1,520,626	338,337	(18,690)	25,381		170	1,814,722	1,520,626

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2016 AND

THE FISCAL YEAR ENDED DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

			Amortization for the period

Description	Net book value at beginning of fiscal year	Additions	Years of useful life	Amount	Net book value at 06-30-2016	Valor residual at 12-31-2015

Organization and development expenses (1)	236,598	73,974	1 y 5	38,366	272,206	236,598

Organization and non-deductible expenses	--,--	5,470	--,--	5,470	--,--	--,--

TOTAL	236,598	79,444		43,836	272,206	236,598

(1) This caption mainly includes costs from information technology projects and lease hold improvements.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF JUNE 30, 2016 AND

DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

- Stated in thousands of pesos-

	06.30.16		12.31.15
	Outstanding	% of total	Outstanding	% of total

Number of clients

	balance	portfolio	balance	portfolio

10 largest clients	10,343,337	11.15%	8,232,045	10.72%

50 next largest clients	6,062,575	6.54%	6,314,531	8.22%

100 following clients	3,614,222	3.90%	3,484,729	4.54%

Remaining clients	72,730,573	78.41%	58,761,158	76.52%

TOTAL	92,750,707	100.00%	76,792,463	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS AND OTHER LIABILITIES

FROM FINANCIAL TRANSACTIONS

AS OF JUNE 30, 2016

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	Terms remaining to maturity

Description	1 month	3 months	6 months	12 months	24 months	More than 24 months	TOTAL

Deposits	81,112,734	8,552,304	1,636,490	1,338,226	110,732	221	92,750,707

Other liabilities from financial transactions

Argentine Central Bank	3,490	4,487	6,215	12,697	9,845	183	36,917

Banks and international institutions	64,196	198,113	159,689	--,--	--,--	--,--	421,998

Unsubordinated corporate bonds	23,280	32,232	394,874	344,839	477,775	152,500	1,425,500

Other	6,174,503	4,794	6,712	13,293	11,185	2,412	6,212,899

Total O.L.F.T.	6,265,469	239,626	567,490	370,829	498,805	155,095	8,097,314

TOTAL	87,378,203	8,791,930	2,203,980	1,709,055	609,537	155,316	100,848,021

EXHIBIT J

MOVEMENT OF ALLOWANCES

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2016

AND THE FISCAL YEAR ENDED DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

- Stated in thousands of pesos-

				Decreases		Book value
Description	Book value at beginning of fiscal year	Increases (6)		Reversals	Applications	06.30.16	12.31.15

DEDUCTED FROM ASSETS

Government securities

- For impairment value	212	5	(5)	--,--	--,--	217	212

Loans

- Allowances for doubtful loans and impairment	1,079,625	501,831	(1)	--,--	197,749	1,383,707	1,079,625

Other receivables form financial transactions

- Allowances for doubtful receivables and impairment	3,789	88	(1)	--,--	3	3,874	3,789

Receivables from financial leases

- Allowances for doubtful receivables	28,414	2,184	(1)	--,--	2,600	27,998	28,414

Investment in other companies

- For impairment value	5	--,--	(3)	--,--	--,--	5	5

Other receivables

- Allowance for doubtful receivable	323,721	253,602	(2)	9	5,696	571,618	323,721

Total	1,435,766	757,710		9	206,048	1,987,419	1,435,766

LIABILITIES - ALLOWANCES

Contingent commitments	610	47	(1)	--,--	--,--	657	610

Other contingencies	936,603	196,945	(4)	646	46,623	1,086,279	936,603

For administrative, disciplinary and criminal penalties	48,817	--,--		39,393	250	9,174	48,817

TOTAL	986,030	196,992		40,039	46,873	1,096,110	986,030

(1)	Recorded in compliance with the provisions of Communitions “A” 3918, as supplemented, of the BCRA, taking into account note 2.3.f.).

(2)

 Includes mainly the potential loans risk a rising booked as Miscellaneous receivables relating to the petitions for the protection of constitutional rights (Amparos) paid and deferred tax asset (see note 4.1).

(3)	Recorded to cover the estimated impairment in A.I.G. Latin American Fund’s equity.
(4)

 Recorded to cover contingencies that were not considered in other accounts (court orders corresponding to petitions for protection of civil rights, labor, commercial and other law suits). (See note 2.3.p)

(5)	Recorded in compliance with the provisions of Communication “A” 4084 of the BCRA.
(6)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income-Gold and foreing currency exchange difference” account, as follow:

Government securties	5
Loans	7,681
Other receivables	4,249

EXHIBIT K

CAPITAL STRUCTURE AS OF JUNE 30, 2016

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

SHARES			CAPITAL STOCK

Issued
Class	Quantify	Votes	Outstanding	In portfolio	Pending		Paid in
		per			issuance or
		share			distribution

Common	536,877,850	1	536,833	--,--	45	(1)	536,878	(2)

           (1) Shares issued and available to stockholders but not as yet withdrawn.

           (2) Fully registered with the Public Registry of Commerce (See note 1.2.)

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

JUNE 30, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

Accounts	06.30.16							12.31.15

	TOTAL	TOTAL OF THE PERIOD (per type of currency)						TOTAL

ASSETS	OF PERIOD	Euro	Dólar	Libra	Franco Suizo	Yen	Otras	OF THE FISCAL YEAR

Cash and due from banks	14,713,490	511,787	14,158,897	16,081	289	546	25,890	14,853,770
Government and private securities	914,523	--,--	914,470	--,--	--,--	--,--	53	346,382
Loans	8,513,786	3,578	8,510,208	--,--	--,--	--,--	--,--	3,927,962
Other receivables from financial transactions	468,964	49	464,281	--,--	1,538	2,918	178	1,229,168
Investment in other companies	3,942	187	3,755	--,--	--,--	--,--	--,--	3,436
Other receivables	579,890	2,446	577,444	--,--	--,--	--,--	--,--	348,760
Suspense items	657	1	656	--,--	--,--	--,--	--,--	1,579

TOTAL	25,195,252	518,048	24,629,711	16,081	1,827	3,464	26,121	20,711,057

LIABILITIES

Deposits	19,086,318	326,900	18,759,418	--,--	--,--	--,--	--,--	12,561,577
Other liabilities from financial transactions	2,553,254	125,112	2,405,188	13,986	560	2,430	5,978	5,833,207
Other liabilities	76,634	10,389	66,245	--,--	--,--	--,--	--,--	76,312
Suspense items	4,884	--,--	4,884	--,--	--,--	--,--	--,--	4,300

TOTAL	21,721,090	462,401	21,235,735	13,986	560	2,430	5,978	18,475,396

MEMORANDUM ACCOUNTS

Debit accounts (except contra debit accounts)
Contingent	4,855,652	230,195	4,625,457	--,--	--,--	--,--	--,--	4,149,394
Control	32,295,497	653,598	31,632,171	--,--	1,765	6,807	1,156	17,527,735

TOTAL	37,151,149	883,793	36,257,628	--,--	1,765	6,807	1,156	21,677,129

Credit accounts (except contra credit accounts)
Contingent	467,411	160,825	306,586	--,--	--,--	--,--	--,--	749,846
Control	1,474,796	22,305	1,452,491	--,--	--,--	--,--	--,--	78,351

TOTAL	1,942,207	183,130	1,759,077	--,--	--,--	--,--	--,--	828,197

EXHIBIT N

ASSISTANCE TO RELATED AND AFFILIATES

AS OF JUNE 30. 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

			Status
Concept	Normal	With special follow-up /	With problems/ Medium Risk		With high risk of uncollectibility / High Risk		Uncollectible	Classified uncollectible as such	TOTAL (1)
		Low Risk	Not yet matured	Past-due	Not yet matured	Past-due		under regulatory requirement	06.30.16	12.31.15

1. Loans	1,260,839	--,--	--,--	--,--	--,--	--,--	--,--	--,--	1,260,839	1,718,350

- Overdraft	4,074	--,--	--,--	--,--	--,--	--,--	--,--	--,--	4,074	2,171
Without senior or counter guaranty	4,074	--,--	--,--	--,--	--,--	--,--	--,--	--,--	4,074	2,171

- Discounted Instruments	2,049	--,--	--,--	--,--	--,--	--,--	--,--	--,--	2,049	553
Without senior or counter guaranty	2,049	--,--	--,--	--,--	--,--	--,--	--,--	--,--	2,049	553

- Real Estate Mortgage and Collateral Loans	3,441	--,--	--,--	--,--	--,--	--,--	--,--	--,--	3,441	3,519
Other collaterals and counter guaranty “B”	3,441	--,--	--,--	--,--	--,--	--,--	--,--	--,--	3,441	3,519

- Consumer	2,631	--,--	--,--	--,--	--,--	--,--	--,--	--,--	2,631	3,222
Without senior or counter guaranty	2,631	--,--	--,--	--,--	--,--	--,--	--,--	--,--	2,631	3,222

- Credit Cards	6,669	--,--	--,--	--,--	--,--	--,--	--,--	--,--	6,669	7,251
Without senior or counter guaranty	6,669	--,--	--,--	--,--	--,--	--,--	--,--	--,--	6,669	7,251

- Other	1,241,975	--,--	--,--	--,--	--,--	--,--	--,--	--,--	1,241,975	1,701,634
Without senior or counter guaranty	1,241,975	--,--	--,--	--,--	--,--	--,--	--,--	--,--	1,241,975	1,701,634

2. Other receivables from financial transactions	33,665	--,--	--,--	--,--	--,--	--,--	--,--	--,--	33,665	45,560

3. Receivables from financial leases and other	428	--,--	--,--	--,--	--,--	--,--	--,--	--,--	428	509

4. Contingent commitments	109,207	--,--	--,--	--,--	--,--	--,--	--,--	--,--	109,207	81,246

5. Investments in other companies and private securities	876,112	--,--	--,--	--,--	--,--	--,--	--,--	--,--	876,112	825,972

TOTAL	2,280,251	--,--	--,--	--,--	--,--	--,--	--,--	--,--	2,280,251	2,671,637

TOTAL ALLOWANCES	12,499	--,--	--,--	--,--	--,--	--,--	--,--	--,--	12,499	17,644

    (1) Maximum amount granted to related clients during June, 2016 and december 2015, respectively, according to BCRA rules.

EXHIBIT O

FINANCIAL DERIVATIVES INSTRUMENTS

AS OF JUNE 30, 2016

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

Type of contract	Purpose of transactions	Underlying asset	Type of settlement	Traded at / Counterparty	Weighted average term as originally agreed (months)	Weighted average residual term (months)	Weighted average term for difference settlements (days)	Amount

SWAPS	Financial transactions -own account	-	Upon expiration of differences	RESIDENTS IN ARGENTINA- FINANCIAL SECTOR	21	14	44	1,142,315

SWAPS	Interest rate hedge	-	Upon expiration of differences	RESIDENTS IN ARGENTINA- NON-FINANCIAL SECTOR	122	39	7	27,199

FUTURES	Financial transactions -own account	Foreign currency	Daily of differences	MAE	4	2	1	3,091,778

FUTURES	Financial transactions -own account	Foreign currency	Daily of differences	ROFEX	2	1	1	1,866,586

FUTURES	Financial transactions -own account	Foreign currency	Upon expiration of differences	RESIDENTS IN ARGENTINA- NON-FINANCIAL SECTOR	5	1	155	2,442,523

REPO TRANSACTIONS	Financial transactions -own account	Other	Upon expiration of differences	RESIDENTS IN ARGENTINA- FINANCIAL SECTOR	1	1	1	7,216,593

TOTAL								15,786,994

CONSOLIDATED BALANCE SHEETS AS OF

JUNE 30, 2016 AND DECEMBER 31, 2015

(Art. 33 of Law no. 19.550)

(Translation of financial statements originally issued in Spanish - See note 21)

Stated in thousands of pesos

ASSETS:	06.30.16	12.31.15

A. CASH AND DUE FROM BANKS:
Cash	5,028,406	5,067,290
Due from banks and correspondents	21,495,913	22,902,996

Argentine Central Bank (BCRA)	20,637,700	22,584,758
Other local	2,309	2,532
Foreign	855,904	315,706

	26,524,319	27,970,286

B. GOVERNMENT AND PRIVATE SECURITIES:
Holdings booked at fair value (Note 7.a.)	4,277,448	3,223,178
Holdings booked at amortized cost	38,502	164
Instruments issued by the BCRA	16,934,190	11,086,580
Investments in listed private securities	69,941	112,481

Less: Allowances	217	212

	21,319,864	14,422,191

C. LOANS:
To government sector (Exhibit I)	83,654	66,799

To financial sector (Exhibit I)	1,975,383	1,743,165

Interfinancial – (Call granted)	325,400	184,500
Other financing to local financial institutions	1,423,847	1,340,586
Interest and listed-price differences accrued and pending collection	226,136	218,079

To non financial private sector and residents abroad (Exhibits I)	65,284,748	55,859,298

Overdraft	10,098,420	6,739,426
Discounted instruments	8,596,864	9,559,666
Real estate mortgage	1,992,813	2,122,955
Collateral Loans	4,563,281	4,567,505
Consumer	7,582,330	7,343,933
Credit cards	19,420,755	18,322,958
Other	12,170,151	6,510,536
Interest and listed-price differences accrued and pending collection	1,067,849	908,684
Less: Interest documented together with main obligation	207,715	216,365

Less: Allowances	1,413,812	1,105,941

	65,929,973	56,563,321

Carried forward	113,774,156	98,955,798

	06.30.16	12.31.15

Brought forward

	113,774,156	98,955,798

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	1,112,653	926,177
Amounts receivable for spot and forward sales to be settled	5,854,786	1,108,744
Instruments to be received for spot and forward purchases to be settled	2,135,307	1,117,655
Unlisted corporate bonds (Exhibit I)	203,212	200,894
Non-deliverable forward transactions balances to be settled	2,185	33,150
Other receivables not covered by debtor classification regulations	2,097	--,--
Other receivables covered by debtor classification regulations (Exhibit I)	357,701	349,651

Less: Allowances	7,908	7,397

	9,660,033	3,728,874

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibit I)	2,246,835	2,407,614
Interest accrued pending collection (Exhibit I)	29,428	29,661

Less: Allowances	29,205	29,824

	2,247,058	2,407,451

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions	297,441	250,115
Other (Note 7.b.)	168,300	103,267

Less: Allowances	5	5

	465,736	353,377

G. OTHER RECEIVABLES:
Other (Note 7.c.)	2,773,286	2,750,501
Other interest accrued and pending collection	559	671

Less: Allowances	607,325	374,063

	2,166,520	2,377,109

H. PREMISES AND EQUIPMENT :	1,140,960	1,107,173

I. OTHER ASSETS:	1,853,783	1,561,899

J. INTANGIBLE ASSETS:
Organization and development expenses	272,423	236,861

	272,423	236,861

K. SUSPENSE ITEMS:	8,565	7,656

TOTAL ASSETS:	131,589,234	110,736,198

BALANCE SHEETS AS OF

JUNE 30, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

Stated in thousands of pesos

LIABILITIES:	06.30.16	12.31.15

L. DEPOSITS:
Government sector	7,376,936	3,116,576

Financial sector	144,672	94,643

Non financial private sector and residents abroad	85,305,653	73,653,274
Checking accounts	17,350,538	18,187,331
Savings deposits	29,599,540	22,451,097
Time deposits	35,711,610	31,194,298
Investments accounts	85,591	34,807
Other	1,900,688	1,271,170
Interest and listed-price differences accrued payable	657,686	514,571

	92,827,261	76,864,493

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:

Argentine Central Bank (Exhibit I)	36,917	49,042

Other	36,917	49,042

Banks and International Institutions (Exhibit I)	419,789	1,386,931
Unsubordinated corporate bonds (Exhibit I)	1,519,988	1,834,024
Amounts payable for spot and forward purchases to be settled	1,913,947	1,112,631
Instruments to be delivered for spot and forward sales to be settled (Exhibit O)	6,215,819	1,237,890
Financing received from Argentine financial institutions (Exhibit I)	573,003	398,008

Interfinancial (call borrowed)	--,--	43,000
Other financing from local financial institutions	573,003	354,845
Interest accrued payable	--,--	163
Non-deliverable forward transactions balances to be settled	224,443	1,116,953
Other (Note 7.d.) (Exhibit I)	6,387,748	7,747,766
Interest and listed-price differences accrued payable (Exhibit I)	148,873	148,803

	17,440,527	15,032,048

N. OTHER LIABILITIES:
Dividends payable	990,000	473,991
Fees payable	287	185
Other (Note 7.e.)	3,867,409	3,232,428

	4,857,696	3,706,604

O. ALLOWANCES:	1,147,502	1,032,010

P. SUSPENSE ITEMS:	53,831	46,544

TOTAL LIABILITIES:	116,326,817	96,681,699

Q. MINORITY INTEREST IN SUBSIDIARIES (Note 4)	317,712	338,136

STOCKHOLDERS’ EQUITY: (as per the related statements of changes in stockholders’ equity)	14,944,705	13,716,363

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	131,589,234	110,736,198

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	06.30.16	12.31.15

DEBIT ACCOUNTS

Contingent
Guaranties received	21,833,344	18,986,357
Contra contingent debit accounts	1,187,773	1,558,329

	23,021,117	20,544,686

Control
Receivables classified as irrecoverable	826,470	709,948
Other (Note 7.f.)	179,374,433	116,961,972
Contra control debit accounts	3,458,988	2,524,692

	183,659,891	120,196,612

Derivatives
“Notional” amount of non-deliverable forward transactions	3,023,487	5,876,854
Interest rate swap	1,019,514	963,368
Contra derivatives debit accounts	4,377,400	5,843,638

	8,420,401	12,683,860

TOTAL	215,101,409	153,425,158

CREDIT ACCOUNTS

Contingent
Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit I)	102,179	327,251
Guaranties provided to the BCRA	151,500	102,603
Other guaranties given covered by debtor classification regulations (Exhibit I)	240,013	342,972
Other guaranties given non covered by debtor classification regulations	309,394	273,808
Other covered by debtor classification regulations (Exhibit I)	384,687	511,695
Contra contingent credit accounts	21,833,344	18,986,357

	23,021,117	20,544,686

Control
Items to be credited	1,613,902	1,369,765
Other	1,845,086	1,154,927
Contra control credit accounts	180,200,903	117,671,920

	183,659,891	120,196,612

Derivatives
“Notional” amount of non-deliverable forward transactions	4,377,400	5,843,638
Contra credit derivatives accounts	4,043,001	6,840,222

	8,420,401	12,683,860

TOTAL	215,101,409	153,425,158

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit I are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Art. 33 - Law No.19.550)

(Translation of financial statements originally issued in Spanish - See note 21)

	06.30.16	06.30.15

A. FINANCIAL INCOME

Interest on loans to the financial sector	248,779	137,450

Interest on overdraft	1,618,562	980,104

Interest on discounted instruments	1,042,783	626,084

Interest on real estate mortgage	202,000	141,885

Interest on collateral loans	547,447	445,563

Interest on credit card loans	1,990,135	1,326,418

Interest on other loans	1,924,470	1,530,945

Interest on other receivables from financial transactions	247	108

Interest on financial leases	231,078	193,364

Income from secured loans - Decree 1387/01	18,892	7,509

Net income from government and private securities	2,494,832	1,529,187

Indexation by benchmark stabilization coefficient (CER)	310,254	97,529

Gold and foreign currency exchange difference	703,540	227,651

Other	330,325	158,943

	11,663,344	7,402,740

B. FINANCIAL EXPENSE
Interest on savings deposits	16,976	9,692

Interest on time deposits	4,037,844	2,264,591

Interest on interfinancial financing (call borrowed)	16,318	9,667

Interest on other financing from financial institutions	66,159	15,451

Interest on other liabilities from financial transactions	290,998	238,614

Other interest	2,362	3,259

Indexation by CER	232	27

Contribution to the deposit guarantee fund	162,761	182,700

Other	738,234	419,779

	5,331,884	3,143,780

GROSS INTERMEDIATION MARGIN - GAIN	6,331,460	4,258,960

C. ALLOWANCES FOR LOAN LOSSES	497,480	324,275

Carried forward	5,833,980	3,934,685

	06.30.16	06.30.15
Brought forward

	5,833,980	3,934,685

D. SERVICE CHARGE INCOME
Related to lending transactions	1,606,395	1,187,213
Related to liability transactions	1,131,799	908,168
Other commissions	200,825	135,057
Other (Nota 7.g.)	643,887	536,822

	3,582,906	2,767,260

E. SERVICE CHARGE EXPENSE
Commissions	1,273,068	731,907
Other (Note 7.h)	364,362	274,295

	1,637,430	1,006,202

F. ADMINISTRATIVE EXPENSES
Payroll expenses	2,523,840	1,767,910
Fees to Bank Directors and Supervisory Committee	4,182	2,988
Others professional Fees	67,154	42,600
Advertising and publicity	168,762	105,195
Taxes	410,405	311,202
Fixed assets depreciation	109,800	101,238
Organizational expenses amortization	38,412	30,705
Other operating expenses	584,268	424,295
Others	414,885	271,264

	4,321,708	3,057,397

NET GAIN FROM FINANCIAL TRANSACTIONS	3,457,748	2,638,346

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(71,796)	(66,193)

G. OTHER INCOME
Income from long-term investments	149,688	82,030
Punitive interests	18,218	15,267
Loans recovered and reversals of allowances	119,429	65,801
Other (Note 7.i.)	434,604	119,085

	721,939	282,183

H. OTHER EXPENSE
Punitive interests and charges paid to BCRA	1,603	4
Charge for uncollectibility of other receivables and other allowances	452,360	214,229
Amortization of difference arising from judicial resolutions	5,470	4,074
Depreciation and losses from miscellaneous assets	770	780
Other (Note 7.j)	82,234	91,385

	542,437	310,472

NET GAIN BEFORE INCOME TAX AND TAX MINIMUM PRESUMED INCOME	3,565,454	2,543,864

I. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	1,437,112	945,708

NET INCOME FOR THE PERIOD	2,128,342	1,598,156

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit I are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

CHANGES IN CASH AND CASH EQUIVALENTS	06.30.16		06.30.15

Cash and cash equivelents at the beginning of the fiscal year	28,363,286	(1)	12,951,964	(1)
Cash and cash equivelents at the end of the period	26,879,719	(1)	13,819,577	(1)

Net (decrease) / increase in cash and cash equivelents	(1,483,567)		867,613

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net collections from:
-Government and private securities	(4,402,841)		(1,047,495)
- Loans	(733,467)		(301,675)

to financial sector	(261,761)		(65,151)
al non-financial public sector	51		(156)
al non-financial private sector and residents abroad	(471,757)		(236,368)
- Other receivables from financial transactions	(181,988)		(126,249)
- Receivables from financial leases	160,393		(82,823)
- Deposits	10,921,683		5,664,536

to financial sector	50,029		(314)
to non-financial public sector	4,252,354		574,374
to non-financial private sector and residents abroad	6,619,300		5,090,476
- Other liabilities from financial transactions	(2,286,994)		(42,067)

Financing from financial or interfinancial sector (call borrowed)	(43,000)		260,851
Others (except liabilities included in Financing Activities)	(2,243,994)		(302,918)
Collections related to service charge income	3,597,676		2,780,921
Payments related to service charge expense	(1,630,413)		(1,010,148)
Administrative expenses paid	(4,255,626)		(2,960,671)
Organizational and development expenses paid	(65,897)		(26,362)
Net collections from punitive interest	15,445		13,985
Differences from judicial resolutions paid	(5,470)		(4,074)
Collections of dividends from other companies	182,720		18,654
Other collections related to other income and expenses	579,029		171,449

Net cash flows provided by operating activities	1,894,250		3,047,981

Investment activities

Net payments from premises and equipment	(125,326)		(115,420)
Net payments from other assets	(319,356)		(264,833)
Other payments from investments activities	(336,684)		(319,452)

Net cash flows used in investment activities	(781,366)		(699,705)

Financing activities

Net (payments) from:
- Unsubordinated corporate bonds	(314,036)		(117,801)
- Argentine Central Bank	(12,019)		(11,569)

Other	(12,019)		(11,569)
- Banks and international agencies	(967,142)		(44,886)
- Financing received from local financial institutions	218,158		(1,993)
Payments of dividends	(473,992)		--,--
Other payments related to financing activities	(1,047,420)		(1,304,414)

Net cash flows used in financing activities	(2,596,451)		(1,480,663)

Net (decrease) / increase in cash and cash equivalents	(1,483,567)		867,613

(1) See note 6 “Statements of cash and cash equivalents flow”.

The accompanying notes 1 through 7 to the consolidated statements with subsidiaries and the Exhibit l are integral part of these statements, which in turn are part of the stand-alone Fianancial Statements of BBVA Banco Francés S.A. are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF JUNE 30, 2016, PRESENTED IN COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2015, AND THE STATEMENTS OF INCOME AND CASH AND CASH EQUIVALENTS FLOW AS OF JUNE 30, 2015

(Art. 33 of Law Nr. 19,550)

(Translation of financial statements originally issued in Spanish - See note 21 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has consolidated – line by line – its balance sheets as of June 30, 2016 and the end of the previous fiscal year, and the statements of income and cash and cash equivalents flow for the six month ended June 30, 2016 and 2015, as per the following detail:

–	As of June 30, 2016:

a)

With the financial statements of BBVA Francés Valores S.A., PSA Finance Argentina Cía, Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión for the six month periods ended June 30, 2016 and 2015.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the fiscal years ended June 30, 2016 and 2015.

–	As of December 31, 2015:

a)

With the financial statements of BBVA Francés Valores S.A., PSA Finance Argentina Cía, Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión for the fiscal year ended December 31, 2015.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the six month period ended December 31, 2015.

The statements of income and cash and cash equivalents flow of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of a six month period ended on June 30, 2016 and 2015.

Interests in subsidiaries as of June 30, 2016 and the end of the previous fiscal year are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
Companies		06-30-2016	12-31-2015	06-30-2016	12-31-2015	06-30-2016	12-31-2015

BBVA Francés Valores S.A.	Common	12,396	12,396	96,9953	96,9953	96,9953	96,9953
Consolidar AFJP S.A. (undergoing liquidation proceedings)	Common	35,425,947	35,425,947	53,8892	53,8892	53,8892	53,8892
PSA Finance Argentina Cía Financiera S.A.	Common	26,089	26,089	50,0000	50,0000	50,0000	50,0000
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (1)	Common	230,398	230,398	95,0000	95,0000	95,0000	95,0000

(1)  The Bank holds a direct stake of 95 % of capital of the Company and an indirect interest of 4, 8498 % through BBVA Francés Valores S.A.

Total assets, liabilities and stockholders’ equity in accordance with the criteria defined in note 2 below, as of June 30, 2016 and the end of the previous fiscal year and net income balances for the six month periods ended June 30, 2016 and 2015, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/ gain-(loss)
Companies	06-30-2016	12-31-2015	06-30-2016	12-31-2015	06-30-2016	12-31-2015	06-30-2016	06-30-2015

BBVA Francés Valores S.A.	68,143	44,205	1,831	1,268	66,312	42,937	23,374	9,415

Consolidar AFJP S.A. (undergoing liquidation proceedings)	52,036	55,476	37,596	36,022	14,440	19,454	(5,014)	424

PSA Finance Argentina Cía. Financiera S.A.	2,411,755	2,360,339	1,794,097	1,705,231	617,658	655,108	142,550	131,334

BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	176,356	238,189	21,387	25,095	154,969	213,092	41,877	31,475

2.	VALUATION METHODS

The financial statements of the subsidiaries have been prepared based on similar methods to those applied by the Bank for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 2 to the stand-alone financial statements of the Bank. The following are the main differences with the Argentine professional accounting standards:

Arising from the application of the accounting standards laid down by BCRA and the Argentine professional accounting standards:

•

PSA Finance Argentina Cía, Financiera S.A. assesses its income tax liability applying the effective tax rate to the estimated taxable income, without considering the effect of temporary differences between the valuation of assets and liabilities for accounting and tax purposes. In accordance with Argentine professional accounting standards, a deferred tax asset should be recognized where the reversal of temporary differences will result in a future decrease in the assessed tax liability. In addition, unused tax losses or tax credits deductible from future taxable income should be recognized as deferred assets, to the extent their recoverability is likely. Should this criterion have been applied, shareholder’s equity disclosed in the consolidated financial statements would have been increased by 8,531 and 8,021 as of June 30, 2016 and the end of the previous fiscal year, respectively.

•

The commissions paid by PSA Finance Argentina Cía. Financiera S.A. to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the BCRA are charged up front to the Income Statement, should be accrued throughout the duration of the loans generated by said dealers in accordance with Argentine professional accounting standards, Had this criterion been applied, shareholders’ equity would have been increased by 3,967 and 3,764 as of June 30, 2016 and the end of the previous fiscal year, respectively.

3.	REFORM OF THE INTEGRATED RETIREMENT AND PENSION SYSTEM

Law Nr. 26,425- Dissolution and liquidation of Consolidar AFJP S.A.:

Law Nr. 26,425, which came into force on December 4, 2008, mandated that the capitalization system that used to be an integral part of the Integrated Retirement and Pension System was to be suppressed and replaced by a single pay-as-you-go system that is now known as the Argentine Integrated Social Security System (SIPA), As a consequence, Consolidar AFJP S.A. ceased to manage the funds held in the individual capitalization accounts opened by the members and beneficiaries of the Integrated Retirement and Pension System, Said funds were transferred to the Fund to Guarantee the Sustainability of the State-run Social Security System exactly as they had been invested and it is now the Argentine Social Security Authority (ANSES) the only and sole holder of said assets and funds.

Besides, on October 29, 2009, ANSES issued its Resolution Nr. 290/2009 whereby it granted a term of 30 working days to the pension fund managers that could be interested in re-converting their corporate purpose in order to manage the funds held as voluntary term deposits and as agreed-upon deposits in capitalization accounts for them to express their decision to do so.

Given the above situation and the inability of Consolidar AFJP S.A. to attain the corporate purpose and conduct the business for which it had been formed, on December 28, 2009, its Extraordinary General Unanimous Shareholders’ Meeting adopted the resolution to dissolve and subsequently liquidate Consolidar AFJP S.A. effective as of December 31, 2009 on the understanding that such will be the best alternative to safeguard the interests of both the creditors and the shareholders of the Company. In addition, as set forth in the Argentine Companies Law, the Shareholders’ Meeting decided to appoint Accountant Mr, Gabriel Orden and Mr. Rubén Lamandia to act as liquidators of Consolidar AFJP S.A. As of December 31, 2009 these gentlemen have been designated as the Company’s legal representatives. As of the date of issuance of these financial statements, they are moving forward with all the actions necessary to proceed with the liquidation of Consolidar AFJP S.A.

On January 28, 2010, the dissolution of Consolidar AFJP S.A. as well as the list of designated liquidators were registered with the Supervisory Board of Companies (IGJ).

In addition, the Extraordinary General Shareholders’ Meeting of Consolidar AFJP S.A. approved a voluntary reduction in capital stock for 75,000 on October 19, 2009. In turn, the IGJ conferred its approval to the capital reduction mentioned on January 11, 2010. In this respect, on January 19, 2010 the shareholders were transferred their capital contributions in conformity with the above-mentioned reduction.

BBVA Francés, in its capacity as shareholder requested that Consolidar AFJP S.A. (undergoing liquidation proceedings) should file a note with the Argentine Ministry of Economy and Public Finance and with the Argentine Social Security Authority to commence discussions within the framework of Law Nr. 26,425 in order to identify one or more resolution alternatives in connection with the consequences resulting from the events caused by the enactment of that Law. This note was filed by Consolidar AFJP S.A. (undergoing liquidation proceedings) on June 11, 2010.

On December 7, 2010, Consolidar AFJP S.A. (undergoing liquidation proceedings) filed an action for damages against the National State and the Ministry of Labor, Employment and Social Security with the court of original Federal Jurisdiction over Contentious Administrative Matters Nr. 4, Clerk of Court’s Office Nr. 7, case file Nr. 40,437/2010. The complaint was ratified by BBVA Francés in its capacity as majority shareholder in that Company. On July 15, 2011, Consolidar AFJP S.A. (undergoing liquidation proceedings) and BBVA Francés filed with the same court an enhanced complaint for determining the amounts claimed as damages. On March 9, 2012, the Court ordered the service of process on the National State. On November 23, 2012, the Court handed down a resolution demanding the production of evidence within a term of forty days. On May 13, 2013, the Court hearing in the case ordered that evidence be produced, The Company is providing depositions, documentary evidence and expert witnesses’ reports. On May 28, 2013, the Company accompanied the statements and the testimony of witnesses, as the case is currently at the evidence production stage.

4.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	06-30-2016	12-31-2015
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	6,659	8,970
BBVA Francés Valores S.A.	1,993	1,289
PSA Finance Argentina Cía. Financiera S.A.	308,828	327,554
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	232	323

Total	317,712	338,136

5.	RESTRICTIONS ON ASSETS

a)

BBVA Francés Valores S.A. holds two shares of Mercado de Valores de Buenos Aires S.A. booked in the amount of 41,800 and 22,000 as of June 30, 2016 and the end of the previous fiscal year, respectively. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of the company with their obligations.

b)	See note 7 to the stand-alone financial statements of the Bank.

6.	STATEMENT OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	06-30-16	12-31-2015	06-30-2015	12-31-2014

a) Cash and due from banks	26,524,319	27,970,286	13,646,577	12,559,464

b) Loans to financial sectors, call granted maturity date less than three months.	355,400	393,000	173,000	392,500

CASH AND CASH EQUIVALENTS	26,879,719	28,363,286	13,819,577	12,951,964

Items b) is considered to be cash equivalents because it is held in order to meet short-term commitments, they are readily convertible in known cash amounts, they are subject to insignificant risk of changes in value and their maturity is less than three months.

7.	BREAKDOWN OF MAIN ITEMS

The detail of the main items included in financial statements is as follows:

	06-30-2016	12-31-2015

a) GOVERNMENT AND PRIVATE SECURITIES

* Holdings at fair value

Secured Bonds due in 2020	1,755,583	1,540,136
Federal Government Bonds in Pesos Badlar + 300 bp maturing in 2017	835,197	519,214
Federal Government Bonds in Pesos Badlar + 325 bp maturing in 2020	583,253	--,--
Federal Government Bonds in Pesos Badlar + 275 bp maturing in 2018	299,415	--,--
Federal Government Bonds in Pesos Badlar + 200 bp due 2016	239,840	117,593
Argentine Bond of Saving towards economic development	228,220	201,993
Peso-denominated Discount governed by Argentine Law maturing in 2033	124,400	432,131
Federal Government Bonds in Pesos maturing in 2019	49,680	--,--
Federal Government Bonds in Pesos Badlar + 200 bp due 2017	38,418	232,675
Debt Consolidation Bonds Sixth Series	19,550	21,120
Federal Government Bonds in US Dollars 8,75% due 2024	19,228	4,310
Federal Government Bonds in US Dollars 7% due 2017	16,334	11,220
US Dollar-linked Argentine Government Bond at 1,75% maturing in 2016	14,950	38,550
Argentine Treasury Bonds 18 months maturing 09-30-16	--,--	31,725
Federal Government Bonds in US Dollars 0,75% due 2017	--,--	70,053
Other	53,380	2,458

Total	4,277,448	3,223,178

* Holdings booked at amortized cost

Federal Government Bills in U.S. dollars	38,338	--,--
Other	164	164

Total	38,502	164

* Instruments issued by the BCRA

BCRA Bills (LEBAC)	16,934,190	11,086,580

Total	16,934,190	11,086,580

* Investments in listed private securities

FBA Ahorro Pesos Investment Fund	54,102	97,943
FBA Bonos Argentina Investment Fund	15,362	13,020
Other	477	1,518

Total	69,941	112,481

- Allowances	(217)	(212)

Total	21,319,864	14,422,191

	06-30-2016	12-31-2015

b) INVESTMENTS IN OTHER COMPANIES – Other

In other companies - unlisted	94,928	59,186
In companies-supplementary activities	73,372	44,081

Total	168,300	103,267

c) OTHER RECEIVABLES – Other

Guarantee deposits	1,036,595	733,597
Miscellaneous receivables	616,563	940,360
Tax prepayments	522,264	298,586
Prepayments	431,004	502,503
Loans to personnel	157,002	166,143
Advances to personnel	7,200	97,777
Other	2,658	11,535

Total	2,773,286	2,750,501

d) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS - Other

Accounts payable for consumption	3,430,398	3,171,773
Collections and other operations for the account of third parties	986,062	1,778,719
Other withholdings and collections at source	980,941	985,654
Money orders payable	531,955	1,405,633
Fees collected in advance	134,750	131,299
Social security payment orders pending settlement	132,995	8,471
Pending Banelco debit transactions	80,370	143,161
Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (BICE)	34,755	42,526
Funds raised from third parties	11,857	17,800
Accrued commissions payable	11,722	4,705
Loans received from Interamerican Development Bank (IDB)	5,951	6,983
Other	45,992	51,042

Total	6,387,748	7,747,766

e) OTHER LIABILITIES – Other

Accrued taxes	1,325,855	866,450
Miscellaneous payables	1,040,710	868,507
Amounts collected in advance	894,461	808,695
Accrued salaries and payroll taxes	602,819	684,949
Other	3,564	3,827

Total	3,867,409	3,232,428

	06-30-2016	12-31-2015

f) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other
Items in safekeeping	101,028,357	84,155,252
Securities representative of investment in custody safekeeping on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	70,018,897	25,005,318
Checks not yet credited	5,957,686	5,385,156
Checks drawn on the Bank pending clearing	1,114,359	666,247
Collections items	1,066,979	538,366
Cash in custody on behalf of the BCRA	--,--	1,009,188
Other	188,155	202,445

Total	179,374,433	116,961,972

	06-30-2016	06-30-2015

g) SERVICE CHARGE INCOME – Other

Commissions for hiring of insurances	299,178	293,750
Rental of safe-deposit boxes	105,015	85,727
Commissions on debit and credit cards	91,184	42,126
Commissions for escrow	22,933	10,251
Commissions of transportation of values	22,919	20,301
Commissions for capital market transactions	13,625	13,782
Commissions for loans and guaranties	12,223	17,315
Commissions earned by direct debt	11,270	7,762
Postal expenses recovery	8,543	6,420
Commissions for interbanking services	8,343	6,040
Recovery of tax settlement expenses of residents abroad	6,356	2,198
Commisions for saving accounts	5,844	2,208
Commissions for salary payment	5,694	4,898
Commissions for transfers	4,349	3,909
Commissions for Francés Net Cash	4,264	3,782
Commissions for trust management	314	1,009
Other	21,833	15,344

Total	643,887	536,822

	06-30-2016	06-30-2015

h) SERVICE CHARGE EXPENSE - Other

Turn-over tax	244,783	190,208
Insurance paid on lease transactions	95,707	71,284
Other	23,872	12,803

Total	364,362	274,295

i) OTHER INCOME – Other

Deferred income tax (1)	242,500	39,900
Income from the Credit Card Guarantee Fund	84,099	26,714
Tax recovery	39,945	6,130
Related parties expenses recovery	19,377	17,534
Income from payment orders	19,292	55
Interest on loans to personnel	13,757	14,603
Other	15,634	14,149

Total	434,604	119,085

(1) Offset by the same amount recorded in the account Charge for uncollectibility of other receivable and other allowances from other expense category.

j) OTHER EXPENSE – Other

Insurance losses	14,402	4,679
Donations	9,768	7,593
Turn-over tax	8,950	4,491
Private health insurance for former employees	8,741	7,285
Expense formthe Credit Card Guarantee Fund	5,146	59
Unrecoverable legal costs	4,466	44
Charges for administrative, disciplinary and criminal penalties	--,--	48,817
Other	30,761	18,417

Total	82,234	91,385

EXHIBIT I

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	06.30.16	12.31.15

COMMERCIAL PORTFOLIO

Normal performance	36,412,272	27,579,149

Preferred collaterals and counter guaranties “A”	1,569,136	1,715,283
Preferred collaterals and counter guaranties “B”	1,448,480	1,280,428
Without senior security or counter guaranties	33,394,656	24,583,438

With special follow-up	124,149	15,957

Under observation	116,863	8,788

Preferred collaterals and counter guaranties “B”	4,510	5,419
Without senior security or counter guaranties	112,353	3,369
Negociations for recovery or re-financing agreements underway	7,286	7,169

Preferred collaterals and counter guaranties “B”	6,238	859
Without senior security or counter guaranties	1,048	6,310

Non performing	5,752	1,015

Preferred collaterals and counter guaranties “B”	449	683
Without senior security or counter guaranties	5,303	332

With high risk of uncollectibility	9,474	13,134

Preferred collaterals and counter guaranties “B”	7,105	7,105
Without senior security or counter guaranties	2,369	6,029

Uncollectible	5,619	5,506

Without senior security or counter guaranties	5,619	5,506

TOTAL	36,557,266	27,614,761

EXHIBIT I (Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	06.30.16	12.31.15

CONSUMER AND HOUSING PORTFOLIO

Normal performance	33,417,629	33,605,457

Preferred collaterals and counter guaranties “A”	13,172	18,075
Preferred collaterals and counter guaranties “B”	4,457,554	4,571,601
Without senior security or counter guaranties	28,946,903	29,015,781

Low Risk	365,785	254,741

Preferred collaterals and counter guaranties “A”	10	--,--
Other collaterals and counter guaranties “B”	70,069	59,473
Without senior security or counter guaranties	295,706	195,268

Medium Risk	370,247	192,418

Other collaterals and counter guaranties “B”	18,025	16,513
Without senior security or counter guaranties	352,222	175,905

High Risk	153,977	129,879

Other collaterals and counter guaranties “B”	24,549	19,573
Without senior security or counter guaranties	129,428	110,306

Uncollectible	42,799	41,604

Other collaterals and counter guaranties “B”	19,926	22,370
Without senior security or counter guaranties	22,873	19,234

Uncollectible, classified as such under regulatory requirements	137	140

Other collaterals and counter guaranties “B”	71	74
Without senior security or counter guaranties	66	66

TOTAL	34,350,574	34,224,239

GENERAL TOTAL (1)	70,907,840	61,839,000

(1) Items included: Loans (before allowances); Other receivables from financial transactions; Unlisted corporate bonds and Other receivables by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts—Credit-Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classificacition regulations and Other covered by debtor classification regulations.

INFORMATIVE SUMMARY OF ACTIVITY FOR THE SIX MONTH PERIOD

ENDED ON JUNE 30, 2016

(Consolidated amounts – Stated in thousand Pesos)

BBVA Francés continues to emphasize its endeavors in line with BBVA group’s global proposition, that is: “make the opportunities offered by this new era available to all”.

The Entity also has a broad distribution model: it is present throughout the country with a network that 302 customer service points, 251 of which are retail branches and 34 are devoted to small and medium enterprises and institutions. Corporate Banking is divided by industry sectors: Retail, Heavy Industries and Energy that provide personalized service to large companies. Besides, the Bank’s distribution network is further supplemented by 15 in-store banks, 1 point of sales, 1express sales point, 680 ATMs and 794 self-service terminals.

Regarding the performance of the Bank in terms of activity, the Bank’s portfolio of loans to the private sector totaled 67,260,131 as of June 30, 2016, which points to an 40.1% growth rate in the last twelve months, while during the quarter the growth rate was of 11.5%.

In commercial terms, the Bank continued to offer a high range benefits to customers, sponsoring shows and performances. In addition, the Bank continued touted the benefits of the alliance with LATAM, for the exchange of KM LATAM Pass for domestic and international flights as well as for a wide range of products.

In the consumer segment, growth was led by the credit card portfolio, wich recorded an increase of 45.6 % over the last twelve months and 6.8% in the quarter.

While the commercial portfolio in the last year recorded an increase of 44.6% and 19.5% in the quarter, based mainly on major foreign trade operations.

Regarding asset quality, the Bank has been able to maintain the best indicators of the Argentine financial system, in an environment that has shown signs of deterioration. The portfolio quality ratio (non-performing Financing / Total loans) was 0.83%, with a coverage ratio (total allowances / non-performing Financing) of 246.87 % at the end of the period.

As of June 30, 2016, the portfolio of Government securities, totaled 4,315,950 and represented 3.3% of the Bank’s Total assets, while the instruments issued by the Argentine Central Bank, net of repurchase agreements, totaled 11,557,768 as of that date and since they are short-term, they are used in order to allocate liquidity.

As to liabilities, total clients’ resources totaled 92,827,261, indicative of 54.7% growth in the last twelve months. By kind of product, in the same period, sight deposits grew by 42.2% and term deposits grew by 51.3%, Whilst total deposits in the quarter grew by 15.9%, with term deposits increasing by 9.6% and sight balances increasing by 10.5%.

BBVA Francés maintains sufficient levels of liquidity and solvency. As of June 30, 2016, liquid assets (Cash and cash equivalents plus Government and Private securities) represented 51.5% of the Bank’s deposits. Besides, the capital ratio was at 15.1% of risk-weighted assets. The Bank surpassed capital minimum requirements by 6.779.368.

BBVA Francés posted 963.258 in net income during the second quarter of the year, which points to a 44% growth compared to the income for the second quarter of 2015.

In the analysis line by line, net financial income totaled 3,347,768 at June 30, 2016, growing 70% over the same quarter of 2015, while the previous quarter growth of 12%. This growth mainly results from higher intermediation with the private sector and also profits from the portfolio of government securities.

Income from services – net totaled 1,014,393, recording a variation of 27 % compared to the same quarter of 2015 and 9 % from the previous quarter.

Administrative expenses, again, recorded a balance of 2,220,410 at the end of June 30, 2016, growing by 51% compared to the same period of the prior year and by 6% during the quarter. Staff costs reflect the agreements with the union and increased the endowment. While overheads mainly recorded the impact of growth of advertising and promotion expenses, in line with the promotional activities of the bank.

Outlook

BBVA Francés recognizes that the current environment is undoubtedly complex but that it presents many opportunities at the same time. Within this framework, clients are increasingly heterogeneous – individuals and businesses, digital and “traditional” – and BBVA Francés faces the daily challenge of serving and satisfying the needs of them all.

Not only does the Entity face challenges in connection with its clients, but it also has to take other players into account.

Therefore, BBVA Francés has defined the 2016-2018 Strategic Plan putting special emphasis on key priorities, namely:

•

Setting new standards for user experience, providing superior digital platforms, enhancing and increasing interactions with clients and non-clients, offering differential product experiences, and developing more efficient client service and distribution models, while also ensuring a larger scope.

•	Driving the acquisition of new digital clients (web + mobile) to boost digital sales by developing a set of new products with high potential.

•	Designing new business models and leveraging the Strategic Partner model (LAN, PSA, ROMBO, VW, etc.) to offer larger scale products and services, seeking to engage new clients.

•

Taking a business management multivariable approach that embraces revenues and sales generation, costs and investments, risk premium and service quality to optimize capital allocations in a more assertive fashion.

•

Adjusting the models, processes and structures to continue achieving the best efficiency ratio in the financial system. The Entity will focus on enhancing productivity to engage clients in a more efficient manner and on increasing product profitability, by adding productivity-adjusted resources with positive impact on service quality.

CONSOLIDATED BALANCE SHEET STRUCTURE COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	06-30-2016	06-30-2015	06-30-2014	06-30-2013	06-30-2012

Total Assets	131,589,234	87,571,100	68,366,053	49,308,628	39,592,599

Total Liabilities	116,326,817	75,772,809	59,271,631	43,433,980	35,053,001

Minority Interest in subsidiaries	317,712	268,259	205,873	143,097	99,970

Stockholders’ Equity	14,944,705	11,530,032	8,888,549	5,731,551	4,439,628

Total Liabilities + Minority Interest in subsidiaries + Stockholders’ Equity	131,589,234	87,571,100	68,366,053	49,308,628	39,592,599

CONSOLIDATED STATEMENT OF INCOME STRUCTURE COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	06-30-2016	06-30-2015	06-30-2014	06-30-2013	06-30-2012

Net financial income	6,331,460	4,258,960	3,887,391	2,066,838	1,701,900

Allowances for loan losses	(497,480)	(324,275)	(270,473)	(208,633)	(77,315)

Net income from services	1,945,476	1,761,058	1,542,651	1,152,442	855,160

Administrative expenses	(4,321,708)	(3,057,397)	(2,548,078)	(1,861,877)	(1,419,060)

Net gain from financial transactions	3,457,748	2,638,346	2,611,491	1,148,770	1,060,685

Miscellaneous income and expenses – net	179,502	(28,289)	98,495	24,399	(7,877)

Results of minority interest in subsidiaries	(71,796)	(66,193)	(44,498)	(25,116)	(16,230)

Income tax	(1,437,112)	(945,708)	(904,319)	(548,438)	(465,207)

Net income for the period	2,128,342	1,598,156	1,761,169	599,615	571,371

CONSOLIDATED CASH FLOWS STRUCTURE COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	06-30-2016	06-30-2015	06-30-2014	06-30-2013	06-30-2012

Net cash flow provided by /(used in) operating activities	1,894,250	3,047,981	(489,473)	699,341	633,174

Net cash flow used in investment activities	(781,366)	(699,705)	(584,870)	(419,763)	(359,235)

Net cash flow used in financing activities	(2,596,451)	(1,480,663)	(339,723)	(680,033)	(276,489)

Financial results and results from holdings of cash and cash equivalents (including interest)	--,--	--,--	--,--	54	--,--

Total cash provided / (used) during the period	(1,483,567)	867,613	(1,414,066)	(400,401)	(2,550)

STATISTICAL RATIOS COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

(year-over-year variations in balances)

	06-30-2016/15	06-30-2015/14	06-30-2014/13	06-30-2013/12	06-30-2012/11

Total Loans	40.06%	23.98%	20.41%	32.68%	28.45%

Total Deposits	54.67%	24.90%	30.30%	22.72%	15.28%

Net Income	33.17%	(9.26%)	193.72%	4.94%	45.58%

Stockholders’ Equity	29.62%	29.72%	55.08%	29.10%	36.72%

RATIOS COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

	06-30-2016	06-30-2015	06-30-2014	06-30-2013	06-30-2012

Solvency (1)	12.81%	15.16%	14.94%	13.15%	12.63%

Liquidity (2)	51.54%	46.42%	45.20%	33.95%	40.48%

Tied-up capital (3)	2.48%	2.90%	2.64%	1.64%	1.74%

Indebtedness (4)	7.81	6.60	6.69	7.60	7.92

(1) Total Shareholders’ equity/Liabilities (including minority interests in subsidiaries)

(2) Sum of Cash and due from Banks and Government and Private securities/Deposits

(3) Sum of Premises and equipment, other assets and Intangible assets/Assets

(4)Total Liabilities (including minority interests in subsidiaries)/Shareholders’ equity

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: August 22, 2016	By:	/s/ Ignacio Sanz y Arcelus
		Name:	Ignacio Sanz y Arcelus
		Title:	Chief Financial Officer